SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR THE ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETINGS

TO BE HELD ON APRIL 29, 2021

INDEX

1.	Message from the Co-Chairman of the Board of Directors

2.	General Information – Procedures and Deadlines

3.	Call Notice

4.	Information Regarding the Matters in the Agenda

4.1 Ordinary Shareholders’ Meeting

4.2 Extraordinary Shareholders’ Meeting

4.3 Published Documents to the Shareholders

5.	Exhibit - Management Proposal

1.	MESSAGE FROM THE CO-CHAIRMAN OF THE BOARD OF DIRECTORS

São Paulo, March 29, 2021.

To the Shareholders,

We are delighted to invite you to read our Manual for the Ordinary and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”) to be held, cumulatively, on April 29, 2021, at 2:00 pm, at the Company’s headquarters (“AGOE”).

The main matters in the agenda for the AGOE are, in short: in the Annual Shareholders’ Meeting, (i) analysis and approval of the management accounts and examination, discussion and voting on the financial statements of the Company for the fiscal year ended December 31, 2020; (ii) resolution on the allocation of the net profits for the year ended December 31, 2020, and ratification of the payment of interest on own capital and dividends related to the fiscal year ended December 31, 2020, approved by the Board of Directors at meetings held, respectively, on December 9 and 21, 2020 and; (iii) election of the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Annual Shareholders’ Meeting to be held in 2022; (iv) establishment of the overall compensation of the management and the members of the Fiscal Council for year 2021; and, in the Extraordinary Shareholders’ Meeting, (v) amendment of the Company's by-laws to: (a) amend the heading of article 2 to reflect the change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company; (b) amend items “b”, “h”, “i” and “m” and include items “o” and “p”, all of article 3 to detail in the corporate purpose the ancillary activities related to the main activities performed by the Company; (c) amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit; (d) amend item “s” of article 21 to specify the competence of the Board of Directors when deciding on the participation of the Company in other companies and ventures; and (vi) consolidation of the Company’s Bylaws.

The Call Notice included in item 3 of this Manual describes in detail the matters included in the agenda to be resolved on the AGOE. Additional Information may be found in the Management Proposal, an exhibit to this Manual.

We encourage the participation of all shareholders in our AGOE and, considering the current recommendations of the Health Ministry, the State Government of São Paulo and the City Hall of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments, specially by sending such instruments through the service providers that are able to collect and transmit instructions for filling out the voting instruments (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

Sincerely,

Victorio Carlos De Marchi

2

2.	GENERAL INFORMATION – PROCEDURES AND DEADLINES

The participation of the shareholders in the AGOE is of great importance. The Ordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 1/4 of the voting capital. The Extraordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 2/3 of the voting capital. We note that, should there not be sufficient quorum for declaring the shareholders’ meetings open, a new call will take place. Upon a second call, the shareholders’ meetings will be declared open with any number of shareholders present.

The participation of the shareholders may be in person, by proxy or by distance voting.

2.1.	IN PERSON

The shareholders willing to participate in person in the AGOE shall be present at 2:00 pm on April 29, 2021, at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, wearing a protective mask, according to coronavirus (COVID-19) safety and prevention protocols, with the following documents:

2.1.1.	Individuals

Identity document with photo of the shareholder (Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association); and

Extract stating their respective stock ownership, issued by the custodian entity, within 48 hours prior to the date of the AGOE, for the shareholders taking part in the Registered Stocks Fungible Custody of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

2.1.2.	Legal Entities

(a) last consolidated by-laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s); and

Extract stating their respective stock ownership, issued by the custodian entity, within 48 hours prior to the date of the AGOE, for the shareholders taking part in the Registered Stocks Fungible Custody of B3.

2.1.3.	Investment Funds

(a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s); and

Extract stating their respective stock ownership, issued by the custodian entity, within 48 hours prior to the date of the AGOE, for the shareholders taking part in the Registered Stocks Fungible Custody of B3.

3

2.2.	PROXY

The shareholders that are unable to attend the AGOE may be represented by a proxy granted within less than one year, pursuant to article 126, §1 of Law No. 6,404/76. In this case, in order to take part in the AGOE, the shareholder’s representative must bear an instrument attesting the respective powers of representation at the AGOE.

Exceptionally due to the coronavirus pandemic, in order to facilitate the participation at a distance in the AGOE, the Company waives the formalities of signature certification and notarization, consularization and sworn translation of the proxies granted by shareholders, as applicable, which may be signed by digital certificate.

The Company requires that, if possible, the powers of attorney with special powers of representation in the AGOE are (a) filed in the Company’s headquarters, directed to the Legal Department, to the attention of the Legal Vice President Officer, Mrs. Letícia Rudge Barbosa Kina; or (b) sent to the email of the Company’s Investor Relations Department (ri@ambev.com.br), with at least 3 business days in advance of the date set forth for the meeting.

2.3.	DISTANCE VOTING

The shareholder that elects to exercise its distance voting right may do so by sending its voting instrument to the services providers that are able to collect and transmit instructions for filling out the instrument, or directly to the Company.

The shareholders may send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i)	the shareholder’s custodian, in case the shares are deposited in a central depository; or

(ii)	Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, in case the shares are not deposited in a central depository.

If the shareholder wishes to vote at distance by sending the voting instrument directly to the Company, it shall send the documents below to the Company (a) at Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores); or, alternatively, (b) to the email of the Company’s Investor Relations Department (ri@ambev.com.br):

(i) distance voting instrument concerning the general meeting, duly filled out and signed, with all of its pages initialized, being allowed signatures by digital certificate;

(ii)   extract containing their respective stock ownership; and

(iii) copy of the following documents:

•   for individuals - identity document with photo of the shareholder;

•   for legal entities - (a) last consolidated by-laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s);

4

•   for investment funds - (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

Exceptionally due to the coronavirus pandemic, in order to facilitate the participation at a distance in the AGOE, the Company waives the formalities of signature certification and notarization, consularization and sworn translation for items (i) to (iii) above, accepting a free translation of the documents for purposes of verifying the bulletins for distance vote sent directly to the Company.

The distance voting instruments, along with their respective documentation under the terms of this Manul, will only be considered at the AGOE if received by the Company, in good order and in compliance with the provisions above, with at least 7 days in advance of the date of the date of the AGOE. Pursuant to Article 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

If any shareholder wishes to include proposals for resolution or candidates to be members of the board of directors or the fiscal council in the distance voting instruments, it will be required to send such proposals by mail to Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 21-M of CVM Instruction 481/09) and the status and interest of the shareholder, within the terms and in the manner established in the applicable regulation.

Considering the current recommendations of the Health Ministry, the State Government of São Paulo and the City Hall of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments for participating in the AGOE, specially by sending such instruments through the service providers that are able to collect and transmit instructions for filling out the voting instrument (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

2.4.	MECHANISMS FOR CONFLICT OF INTERESTS MANAGEMENT

According to the practice recommended in item 5.2.3 of the Brazilian Code of Corporate Governance (Código Brasileiro de Governança Corporativa), the Company has mechanisms for managing conflicts of interests in the voting submitted to the shareholders’ meetings.

Article 115, §1 of Law No. 6,404/76 provides that the shareholder may not vote on the resolutions at the shareholders’ meeting that relate to the appraisal report of assets to which the shareholder may contribute on the formation of the capital stock and to the approval of its accounts as manager, nor in any other resolutions that might benefit the shareholder in a particular way, or in which the shareholder has a conflicting interest with the Company’s interest.

5

During the AGOE, in case of allegation, by any of the shareholders present at the meeting, of an alleged conflict of interest of another shareholder that impedes him of voting at the meeting, or, even, in case of occurrence of another legal hypothesis of voting impediment (including, as the case may be, of participation in a separate voting for the election of a member of the Fiscal Council), and if the shareholder himself has not declared an impediment, the chairman or secretary of the meeting shall postpone the resolution in order to listen and receive such allegation (which shall include the name of the shareholder in potential conflict, the matter to be resolved and the alleged existent conflict), with the possible manifestation in contrary from the relevant shareholder, before putting the matter to a vote. The chairman of the meeting himself may, in identifying a potential voting impediment, request clarifications on the situation from the shareholder, before putting the matter to a vote. If an impediment is confirmed, the relevant shareholder must be immediately absent from the discussions on the matter and abstain from voting.

If a conflict situation is identified by a shareholder and such situation is not informed as set forth above, such shareholder must inform the Company of the situation within fifteen days as of the date of the AGOE, so that the management of the Company can take the appropriate measures with regard to the resolution.

In line with the understandings of the Brazilian Securities Commission (“CVM”), in situations in which the voting impediment is clear and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such impediment, not being allowed to impede the voting in other situations, notwithstanding the legal provisions on the potential nullity of the casted vote.

6

3.  CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 29, 2021, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4 floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2020;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2020 and ratification of the payments of interest on own capital and dividends related to the fiscal year ended December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and December 21, 2020;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2022; and

(iv)	establish the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2021.

(b)	Extraordinary General Meeting:

(i)	amend the Company's bylaws to:

(a)	amend the heading of article 2 to reflect the change in the management body responsible for approving the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company,

(b)	amend items “b”, “h”, “i” and “m” and add items “o” and “p”, all in article 3, to include in the corporate purpose of the Company ancillary activities related to the core activities developed by the Company,

(c)	amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit,

(d)	amend item “s” of article 21 to specify the competence of the Board of Directions in deciding on the participation of the Company in other companies and ventures; and

(ii)	consolidate the Company’s by-laws.

General Information:

1.	On February 25, 2021 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2020; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

7

2.	The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários (“CVM”) by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Mrs. Letícia Rudge Barbosa Kina, Legal Vice President Officer) or sent by email to the Investor Relations Department (ri@ambev.com.br), at least three (3) business days prior to the date scheduled for the meetings.

4.	Shareholders taking part in the Registered Stocks Fungible Custody of B3 that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

5.	The shareholder that wishes may opt to exercise its voting right through the distance voting system, under the terms of CVM Ruling No. 481/09, sending the correspondent distance voting instrument through its relevant custodian agents or directly to the Company, according to the instructions provided on item 12.2 of the Company’s Reference Form and the Management Proposal for the AGOE. Considering the current recommendations of the Health Ministry, the State Government of São Paulo and the City Hall of the city of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments for participating in the AGOE now convened, specially by sending such instruments through their service providers that are able to collect and transmit instructions for filling out the voting instruments (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

São Paulo, March 29, 2021.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

8

4.  INFORMATION REGARDING THE MATTERS IN THE AGENDA

4.1.	ORDINARY SHAREHOLDER’S MEETING

4.1.1. Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2020;

We propose that the management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2020, as disclosed on February 25, 2021 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspapers Valor Econômico and the Official Gazette of the State of São Paulo.

We stress that, under the terms of article 9, item III, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481/09”), the information disclosed in Exhibit A.I to the Management Proposal reflect our comments on the financial situation of the Company.

4.1.2. Allocation of the net profits for the year ended December 31, 2020 and ratification of the payment of interest on own capital and dividends for the year ended December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and 21, 2020;

We propose that the net profit for the fiscal year ended on December 31, 2020 be allocated as indicated below, which is defined in details in Exhibit A.II of this Management Proposal, prepared in accordance with article 9, sole paragraph, item II, of CVM Ruling 481/09. It is further proposed to ratify the payments of interest on own capital and dividends relating to the fiscal year ended on December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and 21, 2020, respectively.

Net Profits	R$ 11,379,394,019.03
Amount allocated to the Tax Incentives Reserve	R$ (1,332,751,795.49)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2020	R$ (7,716,366,664.66)
Amount allocated to the Investments Reserve(1)	R$ 3,713,041,678.34
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,344,887,000.00; and (iii) expired dividends in the amount of R$ 26,055,951.93, as detailed in Exhibit A.II to the Management Proposal.

4.1.3. Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2022, pursuant to the terms of the Company's by-laws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Shareholder Slate – Fiscal Council”:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;
9

(ii)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X SSP/SP, enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council:

(i)	by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, engineer, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)	by reelection, Carlos Tersandro Fonseca Adeodato, Brazilian, divorced, economist, bearer of Identity Card RG No. 10482 CRE/RJ, enrolled with the CPF/ME under No. 337.770.397-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 10 of CVM Ruling 481/09, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.III of this Management Proposal.

4.1.4. Establishment of the global compensation of the managers and members of the Fiscal Council for year 2021.

We propose that the global compensation of the managers for the year 2021 (that is, between January 1, 2021 and December 31, 2021) be established in the global amount of up to R$ 123,529,137.63.

According to the CVM guidance (item 3.4.6 of Circular-Notice/CVM/SEP/No. 01/2021 – “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the call options and/or the shares that the Company intends to grant in the fiscal year. We stress that, therefore, in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stick options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013; and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020, in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, according to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. For comparative purposes, this year’s payroll charges were separately disclosed by the Company in item 13.16 of Exhibit A.IV to the Management Proposal.

10

As far as the global compensation of the Fiscal Council is concerned, for the year 2021 (that is, between January 1, 2021 and December 31, 2021), we propose the establishment of the global amount of up to R$ 1,845,504.00, with the compensation of the alternate members corresponding to half of the amount received by the effective members, which is in compliance with Law No. 6,404/76.

We inform that the amounts paid as global compensation attributed to the managers and members of the Fiscal Council of the Company for the year 2020 were, respectively, R$ 68,616,298.58 and R$ 2,059,972.00. Such amounts are inferior to the limits approved by the Annual Shareholders’ Meeting held on April 24, 2020, of R$ 111,079,130.00 for the managers and R$ 2,162,700.00 for the members of the Fiscal Council. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 24, 2020 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Please note that the information required for the necessary analysis of the proposal of compensation of the managers and the Fiscal Council, as provided in article 12 of CVM Ruling 481/09, is set forth in Exhibit A.IV to the Management Proposal, more specifically in items 13.1 and 13.4.

4.2.	EXTRAORDINARY SHAREHOLDERS’ MEETING

4.2.1. Amendment of the Company’s Bylaws to:

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to the Management Proposal, in order to:

(a)  amend the heading of article 2 to reflect the change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company;

The Management proposes that the Chief Financial and Investor Relations Officer jointly with the Legal Vice President Officer become responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies, anywhere in Brazil or abroad, as a replacement to the Board of Directors, as detailed in Exhibit B.I to the Management Proposal.

(b)  amend items “b”, “h”, “i” and “m” and include items “o” and “p”, all of article 3:

The Management proposes the amendment to detail in the business purpose (i) the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment; (ii) the agency of advertising space and the production or rental of promotional and advertising materials; (iii) the rendering of information and internet content services and business intermediation; (iv) the promotion and intermediation of financial services’ and payments’ offers directly or indirectly related to the Company’s main activities; (v) contracting, sale and/or distribution of third parties’ products; (vi) rendering of logistics services, including warehousing, stock management and inventories in storages owned by the Company or by third parties, and cargo transportation in general; (vii) generation and trading of energy and equipment for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy related to the Company’s main activities; and (viii) collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties, as well as the reuse of such waste, in its transformation cycle or any other productive cycle of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities, as detailed in Exhibit B.I to the Management Proposal.

11

The detailing of the corporate purpose proposed herein does not modify the Company’s operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes and, therefore, if approved, will not give rise to shareholders’ right to withdraw under the terms of articles 136, VI, and 137, I, of Law No. 6,404/76.

(c)  amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Annual Shareholders’ Meeting:

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be in force as set provided in Exhibit B.I to the Management Proposal.

(d)  amend item “s” of article 21 to specify the competence of the Board of Directors to decide on the participation of the Company in other companies and ventures:

The Management proposes to specify the Board of Directors’ competence to decide on the Company’s participation in other companies and ventures with regard to transactions with a material relevance to the Company, as detailed in Exhibit B.I to the Management Proposal.

4.2.2. Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to the Management Proposal.

4.3.	DOCUMENTS DISCLOSED TO SHAREHOLDERS

The following documents were published on February 25, 2021 on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2020; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br).

12

EXHIBIT

AMBEV S.A.

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETINGS

MARCH 29, 2021

13

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 29, 2021, at 2:00 p.m. (“Proposal”):

A.	Annual Shareholders’ Meeting:

1.  Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2020;

We propose that the management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2020, as disclosed on February 25, 2021 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspapers Valor Econômico and the Official Gazette of the State of São Paulo.

We stress that, under the terms of article 9, item III, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481/09”), the information disclosed in Exhibit A.I to this Management Proposal reflect our comments on the financial situation of the Company.

2.  Allocation of the net profits for the year ended December 31, 2020 and ratification of the payment of interest on own capital and dividends for the year ended December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and 21, 2020;

We propose that the net profit for the fiscal year ended on December 31, 2020 be allocated as indicated below, which is defined in details in Exhibit A.II of this Management Proposal, prepared in accordance with article 9, sole paragraph, item II, of CVM Ruling 481/09. It is further proposed to ratify the payments of interest on own capital and dividends relating to the fiscal year ended on December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and 21, 2020, respectively.

Net Profits	R$ 11,379,394,019.03
Amount allocated to the Tax Incentives Reserve	R$ (1,332,751,795.49)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2020	R$ (7,716,366,664.66)
Amount allocated to the Investments Reserve(1)	R$ 3,713,041,678.34
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,344,887,000.00; and (iii) expired dividends in the amount of R$ 26,055,951.93, as detailed in Exhibit A.II to this Management Proposal.

14

3. Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2022, pursuant to the terms of the Company's by-laws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Shareholder Slate – Fiscal Council”:

(v)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(vi)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(vii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(viii)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X SSP/SP, enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council:

(iii)	by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, engineer, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(iv)	by reelection, Carlos Tersandro Fonseca Adeodato, Brazilian, divorced, economist, bearer of Identity Card RG No. 10482 CRE/RJ, enrolled with the CPF/ME under No. 337.770.397-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 10 of CVM Ruling 481/09, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.III of this Management Proposal.

4. Establishment of the global compensation of the managers and members of the Fiscal Council for year 2021.

We propose that the global compensation of the managers for the year 2021 (that is, between January 1, 2021 and December 31, 2021) be established in the global amount of up to R$ 123,529,137.63.

15

According to the CVM guidance (item 3.4.6 of Circular-Notice/CVM/SEP/No. 01/2021 – “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the call options and/or the shares that the Company intends to grant in the fiscal year. We stress that, therefore, in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stick options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013; and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020, in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, according to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. For comparative purposes, this year’s payroll charges were separately disclosed by the Company in item 13.16 of Exhibit A.IV to this Proposal.

As far as the global compensation of the Fiscal Council is concerned, for the year 2021 (that is, between January 1, 2021 and December 31, 2021), we propose the establishment of the global amount of up to R$ 1,845,504.00, with the compensation of the alternate members corresponding to half of the amount received by the effective members, which is in compliance with Law No. 6,404/76.

We inform that the amounts paid as global compensation attributed to the managers and members of the Fiscal Council of the Company for the year 2020 were, respectively, R$ 68,616,298.58 and R$ 2,059,972.00. Such amounts are inferior to the limits approved by the Annual Shareholders’ Meeting held on April 24, 2020, of R$ 111,079,130.00 for the managers and R$ 2,162,700.00 for the members of the Fiscal Council. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 24, 2020 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Please note that the information required for the necessary analysis of the proposal of compensation of the managers and the Fiscal Council, as provided in article 12 of CVM Ruling 481/09, is set forth in Exhibit A.IV to this Management Proposal, more specifically in items 13.1 and 13.4.

B.	Extraordinary Shareholders’ Meeting:

5. Amendment of the Company’s Bylaws to:

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to this Proposal, in order to:

(e)  amend the heading of article 2 to reflect the change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company;

16

The Management proposes that the Chief Financial and Investor Relations Officer jointly with the Legal Vice President Officer become responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies, anywhere in Brazil or abroad, as a replacement to the Board of Directors, as detailed in Exhibit B.I to this Proposal.

(f)   amend items “b”, “h”, “i” and “m” and include items “o” and “p”, all of article 3:

The Management proposes the amendment to detail in the business purpose (i) the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment; (ii) the agency of advertising space and the production or rental of promotional and advertising materials; (iii) the rendering of information and internet content services and business intermediation; (iv) the promotion and intermediation of financial services’ and payments’ offers directly or indirectly related to the Company’s main activities; (v) contracting, sale and/or distribution of third parties’ products; (vi) rendering of logistics services, including warehousing, stock management and inventories in storages owned by the Company or by third parties, and cargo transportation in general; (vii) generation and trading of energy and equipment for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy related to the Company’s main activities; and (viii) collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties, as well as the reuse of such waste, in its transformation cycle or any other productive cycle of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities, as detailed in Exhibit B.I to this Proposal.

The detailing of the corporate purpose proposed herein does not modify the Company’s operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes and, therefore, if approved, will not give rise to shareholders’ right to withdraw under the terms of articles 136, VI, and 137, I, of Law No. 6,404/76.

(g)  amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Annual Shareholders’ Meeting:

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be in force as set provided in Exhibit B.I to this Proposal.

(h)  amend item “s” of article 21 to specify the competence of the Board of Directors to decide on the participation of the Company in other companies and ventures:

The Management proposes to specify the Board of Directors’ competence to decide on the Company’s participation in other companies and ventures with regard to transactions with a material relevance to the Company, as detailed in Exhibit B.I to this Management Proposal.

6. Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Management Proposal.

São Paulo, March 29, 2021.

The Management

Ambev S.A.

17

EXHIBIT A.I – COMMENTS FROM THE MANAGEMENT

(as Item 10 to Annex 24 to CVM Instruction 480/09)

10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2020, 2019 and 2018. Our consolidated audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM.

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet. As a result of the above, our audited consolidated financial statements for the year ended December 31, 2018 have been restated for comparative purposes using the full retrospective method.

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ri.ambev.com.br/en/) and at the CVM’s website (cvm.gov.br).

a) general financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2020

As of December 31, 2020, the Company had, in its current assets, a total of R$ 35,342.6 million, with R$ 18,790.4 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2020 amounted to R$ 33,478.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt[1] were R$ 17,090.3 million and R$ 13,998.1 million, respectively. The indebtedness indicator of net debt/EBITDA[2] was -0.65.

2019

As of December 31, 2019, the Company had, in its current assets, a total of R$ 27,621.1 million, with R$ 11,915.2 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2019 amounted to R$ 25,011.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt were R$ 11,900.6 million and R$ 8,852.4 million, respectively. The indebtedness indicator of net debt/EBITDA was -0.42.

[1] The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

[2] The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

18

2018

As of December 31, 2018, the Company had total current assets in the amount of R$ 25,329.6 million, with R$ 11,476.9 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2018 amounted to R$ 25,208.9 million. The liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.0x. Its positions of cash net of bank overdrafts and cash net of debt were R$ 11,476.9 million and R$ 7,373.2 million, respectively. The indebtedness indicator of net debt/EBITDA was -0.34.

(in million of Reais)	12/31/2020	12/31/2019	12/31/2018
Total Current Assets	35,342.6	27,621.1	25,329.6
Total Current Liabilities	33,478.0	25,011.0	25,208.9
Net Working Capital Ratio (CA-CL)	1,864.7	2,610.1	120.7
Net Cash of Bank Overdrafts	17,090.3	11,900.6	11,476.9
Cash net of debt	13,998.1	8,852.4	7,373.2

	12/31/2020	12/31/2019	12/31/2018
Current Liquidity	1.1	1.1	1.0
Net Debt/EBITDA	-0.65	-0.42	-0.34

b) capital structure.

Capital Structure	On December 31
	2020		2019		2018
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	50,045.5	40	39,186.9	39	38,259.6	40
Equity(2)	75,151.1	60	62,556.0	61	57,454.8	60

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2018, 60% of equity and 40% of third-party financing; (ii) as of December 31, 2019, 61% of equity and 39% of third-party financing; and (iii) as of December 31, 2020, 60% of equity and 40% of third-party financing.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2020	12/31/2019	12/31/2018
Total debt	4,792.2	3,062.8	4,103.7
Short-term debt	2,738.8	653.1	1,941.2
Total current assets	35,342.6	27,621.1	25,329.6
Cash and cash equivalents	18,790.4	11,915.2	11,476.9
Current liquidity ratio	1.1x	1.1x	1.0x
Cash net of debt	13,998.1	8,852.4	7,373.2

2020

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,792.2 million as of December 31, 2020, of which R$ 2,738.8 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 35,342.6 million), cash and cash equivalents (R$ 18,790.4 million), current liquidity ratio (1.1x) and cash net of debt (R$ 13,998.1 million), all as of December 31, 2020, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

19

2019

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 3,062.8 million as of December 31, 2019, of which R$ 653.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 27,621.1 million), cash and cash equivalents (R$ 11,915.2 million), current liquidity ratio (1.1x) and cash net of debt (R$ 8,852.4 million), all as of December 31, 2019, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2018

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$4,103.7 million as of December 31, 2018, of which R$ 1,941.2 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$25,329.6 million), cash and cash equivalents (R$ 11,476.9 million), current liquidity ratio (1.0x) and cash net of debt (R$ 7,373.2 million), all as of December 31, 2018, indicated in 10.1 (a) above, the officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the officers believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2020, 2019 and 2018, it reported a positive working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P.

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2020, 2019 and 2018:

20

2020

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021, BNDES/FINEP and loan from Banco BNP Paribas; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans and (“CDI”) for the loan from Itaú.

As of December 31, 2020, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2020

Debt Instruments	2021	2022	2023	2024	2025	After	Total
TJLP BNDES debt or TR floating rate
Par Value	11.60	12.29	12.27	13.43	14.69	96.94	161.2
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies – fixed rate	436.33	95.30	9.73	7.18	14.24	27.21	590.0
Average Pay Rate	8%	8%	8%	8%	8%	8%
US dollar – fixed rate	4.9						4.9
Average Pay Rate	4.2%
US dollar – floating rate
Average Pay Rate
Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	64.9	54.8	51.1	42.8	24.7	104.3	342.6
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Debt in Reais - ICMS fixed rate
Par Value	36.7	34.1	20.7	3.0	5.6	35.5	135.7
Average Pay Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Debt in Reais - fixed rate
Par Value	1,333.1	337.0	278.2	169.1	195.0	393.1	2,705.5
Average Pay Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Debt in Reais - floating rate
Par Value	851.3	1.1					852.4
Average Pay Rate	3.9%	3.9%
Total indebtedness	2,738.8	534.6	372.0	235.6	254.2	657.1	4,792.2

2019

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans.

21

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2019

Debt Instruments	2020	2021	2022	2023	2024	After	Total
TJLP BNDES debt or TR floating rate
Par Value	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies – fixed rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
US dollar – fixed rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.7%	4.7%	0.0%	0.0%	0.0%	0.0%
US dollar – floating rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.1%	4.1%	0.0%	0.0%	0.0%	0.0%
Canadian dollar – floating rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Canadian dollar – fixed rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.7%	-	-	-	-	-
Debt in Reais - ICMS fixed rate
Par Value	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%
Debt in Reais - fixed rate
Par Value	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.9%	7.8%	7.8%	7.8%	7.8%	7.8%
Total indebtedness	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

2018

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (“TR”) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2018, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

22

Debt Profile – December 31, 2018

Debt Instruments	2019	2020	2021	2022	2023	After	Total
TJLP BNDES debt or TR floating rate
Par Value	75.3	9.7	10.1	10.8	11.8	120	237.7
TJLP or TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies - fixed rate	26.1	80.9	120.6	33.8	-	-	261.3
Average pay rate	10.0%	10.0%	10.0%	10.0%
US Dollar - fixed rate	32.4	2.2	-	7.8	-	-	42.4
Average pay rate	4.4%	2.2%	-	4.3%	-	-
US Dollar -floating rate	538.8	91.2	-	-	-	-	630.0
Average pay rate	3.6%	5.1%	-	-	-	-
Canadian Dollar -floating rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average pay rate	2.4%	2.8%	2.8%	2.8%	2.8%	-
Canadian dollar - fixed rate	25.2	23.4	21.5	21.2	16.4	37.9	145.5
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Debt in Reais – ICMS fixed rate
Par value	37.2	38	22.7	5.4	2.8	22.4	128.5
Average pay rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Debt in Reais – fixed rate
Par value	462.3	497.5	538.6	284.1	57.2	65.2	1,905.0
Average pay rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Total debt	1,941.2	745.7	716.5	364.9	89.9	245.5	4,103.7

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2020, 2019 and 2018, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing;

(ii) going-concern;

(iii) maintenance, in use or in good condition for the business, of the Company's assets;

23

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets;

(v) disclosure of accounting statements and balance sheets;

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

As of December 31, 2020, the Company was in compliance with its contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2020, the Company had loans with BNDES, FINEP and FINAME credit facilities with private banks in the amount of R$ 4,792.2 billion. Of this total, R$ 2,671.2 billion (55.7%) are being used, with R$ 2,121.1 billion (44.3%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2020	2019	2018

Cash and cash equivalents	17,090.3	11,900.7	11,463.5
Investment securities	1,700.0	14.6	13.4
Derivative financial instruments	505.9	172.1	220.0
Trade receivables	4,303.1	4,495.5	4,879.3
Inventories	7,605.9	5,978.6	5,401.8
Income tax and social contributions recoverable	1,759.2	1,831.4	1,285.4
Recoverable taxes	1,527.9	2,242.7	863.3
Other assets	850.0	985.5	1,202.9
Current Assets	35,342.3	27,621.1	25,329.6

Investment securities	213.9	163.6	147.3
Derivative financial instruments	3.4	1.2	34.9
Income tax and social contributions recoverable	4,495.0	4,331.9	3,834.4
Recoverable taxes	5,695.8	671.1	539.8
Deferred tax assets	4,560.8	2,950.1	2,064.7
Other assets	2,141.6	1,751.7	1,687.4
Employee Benefits	33.6	56.2	64.3
Investments	337.4	303.4	257.1
Property, plant and equipment	24,768.4	22,576.3	21,638.0
Intangible	7,580.6	6,306.4	5,840.6
Goodwill	40,023.5	35,009.9	34,276.2
Non-current assets	89,854.0	74,121.8	70,384.7

Total assets	125,196.3	101,742.9	95,714.3

Equity and liabilities

Trade payables	19,339.2	15,069.6	14,050.0
Derivative financial instruments	329.8	355.3	679.3
Interest-bearing loans and borrowings	2,738.8	653.1	1,941.1
Bank overdrafts	-	-	-
Wages and salaries	925.5	833.0	851.6
Dividends and interest on shareholders’ equity payable	2,454.7	956.6	807.0
Income tax and social contribution payable	1,167.3	1,394.2	1,558.6
Taxes and contributions payable	4,549.5	4,108.5	3,781.6
Other liabilities	1,848.1	1,530.7	1,366.6
24

Provisions	124.9	110.0	173.0
Current liabilities	33,477.8	25,011.0	25,208.8

Trade payables	655.8	309.5	126.1
Derivative financial instruments	0.0	0.1	2.5
Interest-bearing loans and borrowings	2,053.5	2,409.7	2,162.4
Deferred tax assets	3,043.4	2,371.1	2,424.6
Income tax and social contribution payable (i)	1,912.6	2,219.5	2,227.8
Taxes and contributions payable	684.3	645.2	675.6
Put option granted on subsidiaries and other liabilities	4,226.6	3,145.3	2,661.8
Provisions	447.1	371.0	426.2
Employee benefits	3,544.0	2,704.5	2,343.7
Non-current liabilities	16,567.3	14,175.9	13,050.7

Total liabilities	50,045.1	39,186.9	38,259.5

Equity
Issued capital	57,899.1	57,866.8	57,710.2
Reserves	80,905.6	75,685.7	70,122.6
Carrying value adjustments	(64,989.0)	(72,274.5)	(71,584.8)
Equity attributable to the equity holders of Ambev	73,815.7	61,278.0	56,248.0
Non-controlling interests	1,335.5	1,278.0	1,206.8
Total Equity	75,151.2	62,556.0	57,454.8

Total equity and liabilities	125,196.3	101,742.9	95,714.3

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2020 and December 31, 2019

(in million of Reais, except percentages)
	December 31
	2020	Vertical Analysis	2019	Vertical Analysis	Variation 2020/2019

Assets
Cash and cash equivalents	17,090.3	13.7%	11,900.7	11.7%	5,189.6
Investment securities	1,700.0	1.4%	14.6	0.0%	1,685.4
Derivative financial instruments	505.9	0.4%	172.1	0.2%	333.8
Trade receivables	4,303.1	3.4%	4,495.5	4.4%	(192.4)
Inventories	7,605.9	6.1%	5,978.6	5.9%	1,627.3
Income tax and social contributions recoverable	1,759.2	1.4%	1,831.4	1.8%	(72.2)
Recoverable taxes	1,527.9	1.2%	2,242.7	2.2%	(714.8)
Other assets	850.0	0.7%	985.5	1.0%	(135.5)
Current assets	35,342.3	28.2%	27,621.1	27.1%	7,721.2

Investment securities	213.9	0.2%	163.6	0.2%	50.3
Derivative financial instruments	3.4	0.0%	1.2	0.0%	2.2
Income tax and social contributions recoverable	4,495.0	3.6%	4,331.9	4.3%	163.1
Recoverable taxes	5,695.8	4.5%	671.1	0.7%	5,024.7
Deferred tax assets	4,560.8	3.6%	2,950.1	2.9%	1,610.7
Other assets	2,141.6	1.7%	1,751.7	1.7%	389.9
Employee benefits	33.6	0.0%	56.2	0.1%	(22.6)
Investments	337.4	0.3%	303.4	0.3%	34.0
Property, plant and equipment	24,768.4	19.8%	22,576.3	22.2%	2,192.1
Intangible	7,580.6	6.1%	6,306.4	6.2%	1,274.2
Goodwill	40,023.5	32.0%	35,009.9	34.4%	5,013.6
Non-current assets	89,854.0	71.8%	74,121.8	72.9%	15,732.2

25

Total assets	125,196.3	100.0%	101,742.9	100.0%	23,453.4

Equity and Liabilities

Trade payables	19,339.2	38.6%	15,069.6	38.5%	4,269.6
Derivative financial instruments	329.8	0.7%	355.3	0.9%	(25.5)
Interest-bearing loans and borrowings	2,738.8	5.5%	653.1	1.7%	2,085.7
Overdraft account	-	0.0%	-	0.0%	(0.0)
Wages and salaries	925.5	1.8%	833.0	2.1%	92.5
Dividends and interest on shareholders’ equity payable	2,454.7	4.9%	956.6	2.4%	1,498.1
Income tax and social contribution payable	1,167.3	2.3%	1,394.2	3.6%	(226.9)
Taxes and contributions payable	4,549.5	9.1%	4,108.5	10.5%	441.0
Other liabilities	1,848.1	3.7%	1,530.7	3.9%	317.4
Provisions	124.9	0.2%	110.0	0.3%	14.9
Current liabilities	33,477.8	66.9%	25,011.0	63.8%	8,466.8

Trade payables	655.8	1.3%	309.5	0.8%	346.3
Derivative financial instruments	0.0	0.0%	0.1	0.0%	(0.1)
Interest-bearing loans and borrowings	2,053.5	4.1%	2,409.7	6.1%	(356.2)
Deferred tax assets	3,043.4	6.1%	2,371.1	6.1%	672.3
Income tax and social contribution payable	1,912.6	3.8%	2,219.5	5.7%	(306.9)
Taxes and contributions payable	684.3	1.4%	645.2	1.6%	39.1
Put option granted on subsidiary and other liabilities	4,226.6	8.4%	3,145.3	8.0%	1,081.3
Provisions	447.1	0.9%	371.0	0.9%	76.1
Employee benefits	3,544.0	7.1%	2,704.5	6.9%	839.5
Non-current liabilities	16,567.3	33.1%	14,175.9	36.2%	2,391.4

Total liabilities	50,045.1	100,0%	39,186.9	100.0%	10,858.2

Equity
Issued capital	57,899.1	46.2%	57,866.8	56.9%	32.3
Reserves	80,905.6	64.6%	75,685.7	74.4%	5,219.9
Carrying value adjustments	(64,989.0)	-51.9%	(72,274.5)	-71.0%	7,285.5
Equity attributable to equity holders of Ambev	73,815.7	59.0%	61,278.0	60.2%	12,537.7
Non-controlling interests	1,335.5	1.1%	1,278.0	1.3%	57.5
Total equity	75,151.2	60.0%	62,556.0	61.5%	12,595.2

Total equity and liabilities	125,196.3	100.0%	101,742.9	100.0%	23,453.4

26

Assets

Cash and cash equivalents

As of December 31, 2020, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 18,790.3 million, compared to R$ 11,915.3 million as of December 31, 2019. The increase of R$ 6,875.0 million, or 57.7%, is a result particularly from (i) the operational performance; and (ii) the increase in the accounts payable partially compensated by an increase in the interests paid in 2020 and an increase in debts taken at the beginning of the pandemic and partially paid by December.

Trade receivables

As of December 31, 2020, the balance of trade receivables amounted to R$ 4,303.1 million, compared to R$ 4,495.5 million as of December 31, 2019, a reduction of R$ 192.4 million, or -4.3%.

Inventories

As of December 31, 2020, the balance of inventories amounted to R$ 7,605.9 million, compared to R$ 5,978.6 million as of December 31, 2019. The increase of R$ 1,627.3 million, or 27.2%, is demonstrated in the chart below:

(in million Reais)	2020	2019
Finished products	2,575.5	2,080.7
Work in progress	518.3	450.8
Raw materials and consumables	3,513.0	2,637.4
Spare parts and other	758.8	602.6
Prepayments	381.4	328.3
Impairment losses	(141.1)	(121.2)
	7,605.9	5,978.6

Tax receivable

As of December 31, 2020, the balance of taxes and contributions receivable, current and non-current, amounted to R$ 13,477.9 million, compared to R$ 9,077.1 million as of December 31, 2019. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2020	2019
Property, plant and equipment	22,852.9	20,547.7
Right of use assets	1,915.5	2,028.6
	24,768.4	22,576.3

As of December 31, 2020, the balance of property, plant and equipment amounted to R$ 24,768.4 million, compared to R$ 22,576.3 million as of December 31, 2019. The movement that resulted in a net increase of R$ 2,192.1 million or 9.7% is demonstrated in the chart below:

27

	2020					2019
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0	45,564.1
Effect of movements in foreign exchange in balance sheet	724.8	1,811.9	392.1	173.2	3,102.0	(1,540.7)
Effect of application of IAS 29 (hyperinflation)	310.5	1,160.4	291.8	130.3	1,893.0	1,871.9
Acquisition through share exchange	-	-	-	-	-	-
Acquisitions through business combination	4.0	9.8	1.7	-	15.5	8.0
Acquisitions	17.2	514.8	74.3	3,815.6	4,421.9	4,475.9
Disposals and write-offs	(23.7)	(1,422.2)	(247.0)	0.2	(1,692.7)	(906.0)
Transfers to other asset categories	465.4	2,286.6	338.8	(3,472.9)	(382.1)	(358.2)
Others	-	-	-	-	-	-
Final balance	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6	49,115.0

Depreciation and Impairment
Initial balance	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)	(25,463.7)
Effect of movements in foreign exchange in balance sheet	(174.3)	(1,205.7)	(278.5)	-	(1,658.5)	810.9
Effect of application of IAS 29 (hyperinflation)	(51.4)	(670.4)	(300.0)	-	(1,021.8)	(1,025.2)
Write-off through equity interest	-	-	-	-	-	-
Depreciation	(401.8)	(2,795.4)	(699.2)	-	(3,896.4)	(3,530.1)
Loss due to reduction of the recovery amount	-	-	-	-	-	-
Disposals and write-offs	7.8	1,409.0	245.9	-	1,662.7	784.2
Transfers to other asset categories	29.8	(3.6)	22.0	-	48.2	-
Others	(3.1)	(183.2)	(0.3)	-	(186.6)	(143.4)
Final balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(28,567.3)
Carrying amount::
At December 31, 2019	7,486.3	9,294.4	1,582.7	2,184.3	20,547.7
At December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9

28

Right of use assets:

	2020				2019

	Properties	Plant and Equipment	Others	Total	Total
Acquisition Cost
Initial balance	1,339.8	1,865.1	156.2	3,361.1	2,394.1
Effect of movements in foreign exchange in balance sheet	131.8	8.2	9.3	149.3	19.5
Additions	321.8	32.6	12.2	366.6	898.8
Transfers from (to) other asset categories	(1.8)	-	(2.2)	(4.0)	48.7
Final balance	1,791.6	1,905.9	175.5	3,873.0	3,361.1

Depreciation and Impairment
Initial balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Effect of movements in foreign exchange in balance sheet	(40.9)	(4.5)	(3.9)	(49.3)	(5.7)
Depreciation	(280.7)	(256.5)	(43.4)	(580.6)	(467.2)
Transfers from (to) other asset categories	3.2	-	1.7	4.9	(3.1)
Final balance	(812.9)	(1,017.9)	(126.7)	(1,957.5)	(1,332.5)
Carrying amount::
At December 31, 2019	845.3	1,108.2	75.1	2,028.6
At December 31, 2020	978.6	888.0	48.8	1,915.5

(i) Balances adjusted for comparative purposes.

Intangible Assets

As of December 31, 2020, the balance of the intangible assets amounted to R$ 7,580.6 million, compared to R$ 6,306.4 million, as of December 31, 2019. The net increase of R$ 1,274.2 million, or 20.2%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2020, the balance of goodwill amounted to R$ 40,023.5 million, compared to R$ 35,009.9 million as of December 31, 2019. The movement that resulted in a net increase of R$ 5,013.6 million is demonstrated in the chart below:

	2020	2019
Initial Balance	35,009.9	34,276.2
Effect of movements in foreign exchange in balance sheet	4,006.9	16.1
Effect of application of IAS 29/ (hyperinflation)	605.4	691.2
Acquisition, (write-off) and disposal through business combinations	401.3	26.4
Final balance	40,023.5	35,009.9

29

Liabilities

Trade payables

As of December 31, 2020, the balance of the current trade payables amounted to R$ 19,339.2million, compared to R$ 15,069.6 million as of December 31, 2019, an increase of R$ 4,269.6 million or 28.3%. The balance of non-current trade payables amounted to R$ 655.8 million as of December 31, 2020, compared to R$ 309.5 million in the same period in 2019, an increase of R$ 346.3 million, or 111.9%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R4,792.3 million as of December 31, 2020, compared to R$ 3,062.8 million as of December 31, 2019, an increase of R$ 1,729.5 million, or 56.5% in the gross indebtedness in the year ended on December 31, 2020.

Income tax and social contribution

As of December 31, 2020, the balance of current and non-current income tax and social contribution amounted to R$ 3,079.9 million, compared to R$ 3,613.7 million as of December 31, 2019, a reduction of R$ 533.8 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

Equity

As of December 31, 2020, the balance of equity amounted to R$ 75,151.2 million, compared to R$ 62,556.0million as of December 31, 2019. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 11,731.9 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of IOC of R$ 6,509.5 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2020, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 1,517.4 million in assets, compared to R$ 579.0 million in assets as of December 31, 2019. The variation of R$ 938.4 million is described in the charts below, which demonstrate the composition of the deferred tax by type of temporary difference.

30

(in million Reais)	2020
	Assets	Liabilities	Net
Investment securities	10.1	-	10.1
Intangible	-	(1,253.0)	(1,253.0)
Employee Benefits	971.2	(3.0)	968.2
Trade payables	3,917.1	(230.3)	3,686.8
Trade receivables	53.0	(0.0)	53.0
Derivatives	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)
Inventories	288.7	(67.6)	221.1
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)
Withholding tax over undistributed profits and royalties	-	(1,538.8)	(1,538.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,739.7	-	1,739.7
Provisions	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16/ (Leases)	124.2	(1.6)	122.6
ICMS from the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)
Other items	79.2	(61.4)	17.8
Gross deferred tax assets/(liabilities)	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(3,725.5)	3,725.5	-
Net deferred tax assets/(liabilities)	4,560.8	(3,043.4)	1,517.4

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Trade payables	2,330.3	(246.6)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

31

(in million Reais)	2018
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Trade payables	1,807.8	(271.9)	1,535.9
Trade receivables	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Interest-Bearing Loans and Borrowings	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax over undistributed profits and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Impact of the adoption of IFRS 16 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Netting by taxable entity	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

32

Comparative analysis of Balance Sheets as of December 31, 2019 and December 31, 2018

(in million of Reais, except percentages)
	December 31
	2019	Vertical Analysis	2018	Vertical Analysis	Variation 2019/2018
Assets

Cash and cash equivalents	11,900.7	11.7%	11,463.5	12.0%	437.2
Investment securities	14.6	0.0%	13.4	0.0%	1.2
Derivative financial instruments	172.1	0.2%	220.0	0.2%	(47.9)
Trade receivables	4,495.5	4.4%	4,879.3	5.1%	(383.8)
Inventories	5,978.6	5.9%	5,401.8	5.6%	576.8
Income tax and social contributions recoverable	1,831.4	1.8%	1,285.4	1.3%	546.0
Recoverable taxes	2,242.7	2.2%	863.3	0.9%	1,379.4
Other assets	985.5	1.0%	1,202.9	1.3%	(217.4)
Current assets	27,621.1	27.1%	25,329.6	26.5%	2,291.5

Investment securities	163.6	0.2%	147.3	0.2%	16.3
Derivative financial instruments	1.2	0.0%	34.9	0.0%	(33.7)
Income tax and social contributions recoverable	4,331.9	4.3%	3,834.4	4.0%	497.5
Recoverable taxes	671.1	0.7%	539.8	0.6%	131.3
Deferred tax assets	2,950.1	2.9%	2,064.7	2.2%	885.4
Other assets	1,751.7	1.7%	1,687.4	1.8%	64.3
Employee benefits	56.2	0.1%	64.3	0.1%	(8.1)
Investments	303.4	0.3%	257.1	0.3%	46.3
Property, plant and equipment	22,576.3	22.2%	21,638.0	22.6%	938.3
Intangible	6,306.4	6.2%	5,840.6	6.1%	465.8
Goodwill	35,009.9	34.4%	34,276.2	35.8%	733.7
Non-current assets	74,121.8	72.9%	70,384.7	73.5%	3,737.1

Total assets	101,742.9	100.0%	95,714.3	100.0%	6,028.6

Equity and Liabilities

Trade payables	15,069.6	38.5%	14,050.0	36.7%	1,019.6
Derivative financial instruments	355.3	0.9%	679.3	1.8%	(324.0)
Interest-bearing loans and borrowings	653.1	1.7%	1,941.1	5.1%	(1,288.0)
Overdraft account	0.0	0.0%	-	0.0%	0.0
Wages and salaries	833.0	2.1%	851.6	2.2%	(18.6)
Dividends and interest on shareholders’ equity payable	956.6	2.4%	807.0	2.1%	149.6
Income tax and social contribution payable	1,394.2	3.6%	1,558.6	4.1%	(164.4)
33

Taxes and contributions payable	4,108.5	10.5%	3,781.6	9.9%	326.9
Other liabilities	1,530.7	3.9%	1,366.6	3.6%	164.1
Provisions	110.0	0.3%	173.0	0.5%	(63.0)
Current liabilities	25,011.0	63.8%	25,208.8	65.9%	(197.8)

Trade payables	309.5	0.8%	126.1	0.3%	183.4
Derivative financial instruments	0.1	0.0%	2.5	0.0%	(2.4)
Interest-bearing loans and borrowings	2,409.7	6.1%	2,162.4	5.7%	247.3
Deferred tax assets	2,371.1	6.1%	2,424.6	6.3%	(53.5)
Income tax and social contribution payable	2,219.5	5.7%	2,227.8	5.8%	(8.3)
Taxes and contributions payable	645.2	1.6%	675.6	1.8%	(30.4)
Put option granted on subsidiary and other liabilities	3,145.3	8.0%	2,661.8	7.0%	483.5
Provisions	371.0	0.9%	426.2	1.1%	(55.2)
Employee benefits	2,704.5	6.9%	2,343.7	6.1%	360.8
Non-current liabilities	14,175.9	36.2%	13,050.7	34.1%	1,125.2

Total liabilities	39,186.9	100.0%	38,259.5	100.0%	927.4

Equity
Issued capital	57,866.8	56.9%	57,710.2	60.3%	156.6
Reserves	75,685.7	74.4%	70,122.6	73.3%	5,563.1
Carrying value adjustments	(72,274.5)	-71.0%	(71,584.8)	-74.8%	(689.7)
Equity attributable to equity holders of Ambev	61,278.0	60.2%	56,248.0	58.8%	5,030.0
Non-controlling interests	1,278.0	1.3%	1,206.8	1.3%	71.2
Total Equity	62,556.0	61.5%	57,454.8	60.0%	5,101.2

Total equity and liabilities	101,742.9	100.0%	95,714.3	100.0%	6,028.6

34

Assets

Cash and cash equivalents

As of December 31, 2019, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,915.3 million, compared to R$ 11,476.9 million as of December 31, 2018. The increase of R$ 438.4 million, or 3.8%, is a result particularly from (i) the operational performance; (ii) an increase in the accounts payable; and (iii) a reduction in the interest paid in 2019.

Trade receivables

As of December 31, 2019, the balance of trade receivables amounted to R$ 4,495.5 million, compared to R$ 4,879.3 million as of December 31, 2018, a reduction of R$ 383.8 million, or -7.9%.

Inventories

As of December 31, 2019, the balance of inventories amounted to R$ 5,978.6million, compared to R$ 5,401.8million as of December 31, 2018. The increase of R$ 576.8million, or 10.7%, is demonstrated in the chart below:

(in million Reais)	2019	2018
Finished products	2,080.7	1,688.0
Work in progress	450.8	339.5
Raw materials	2,637.4	2,517.3
Production materials	-	107.0
Spare parts and other	602.6	597.0
Prepayments	328.3	304.4
Impairment losses	(121.1)	(151.4)
	5,978.6	5,401.8

Income tax, social-contribution and other taxes receivable

As of December 31, 2019, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 9,077.1million, compared to R$ 6,522.9million as of December 31, 2018. The variation in the balances is explained mainly to the recognition of PIS/COFINS credits.

Property, plant and equipment

	2019	2018
Property, plant and equipment	20,547.7	20,100.4
Right of use assets	2,028.6	1,537.6
	22,576.3	21,638.0

35

As of December 31, 2019, the balance of property, plant and equipment amounted to R$ 22,576.3million, compared to R$ 21,638.0million as of December 31, 2018. The movement that resulted in a net increase of R$ 938.3 million or 4.3% is demonstrated in the chart below:

	2019					2018
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,375.6	28,075.8	5,690.6	1,422.1	45,564.1	39,835.1
Effect of movements in foreign exchange in balance sheet	(240.9)	(979.5)	(300.8)	(19.5)	(1,540.7)	(27.7)
Effect of application of IAS 29 (hyperinflation)	291.3	1,169.9	399.6	11.1	1,871.9	3,589.1
Acquisition through share exchange	-	-	-	-	-	218.5
Acquisitions through business combination	0.2	0.0	2.1	5.7	8.0	-
Acquisitions	14.8	606.1	147.9	3,707.1	4,475.9	3,520.5
Disposals and write-offs	(33.4)	(739.3)	(133.3)	-	(906.0)	(1,416.6)
Transfers to other asset categories	479.3	1,543.1	561.6	(2,942.2)	(358.2)	(162.8)
Others	-	-	-	-	-	8.0
Final balance	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0	45,564.1

Depreciation and Impairment
Initial balance	(3,031.5)	(18,247.1)	(4,185.1)	-	(25,463.7)	(21,012.8)
Effect of movements in foreign exchange in balance sheet	23.9	549.1	237.9	-	810.9	(129.6)
Effect of application of IAS 29 (hyperinflation)	(51.1)	(686.0)	(288.1)	-	(1,025.2)	(1,908.8)
Write-off through equity interest	-	-	-	-	-	(20.6)
Depreciation	(350.3)	(2,516.6)	(663.2)	-	(3,530.1)	(3,536.9)
Impairment losses	-	-	-	-	-	(180.0)
Disposals and write-offs	9.2	649.8	125.2	-	784.2	1,351.7
Transfers to other asset categories	-	-	-	-	-	(30.7)
Others	(0.8)	(130.9)	(11.7)	-	(143.4)	4.0
Final balance	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)	(25,463.7)
Carrying amount:
At December 31, 2018	7,344.1	9,828.7	1,505.5	1,422.1	20,100.4
At December 31, 2019	7,486.3	9,294.4	1,582.7	2,184.3	20,547.7

36

Right of use asset:

	2019				2018

	Buildings	Plant and Equipament	Others	Total	Total
Acquisition cost
Initial balance	972.5	1,343.3	78.3	2,394.1	2,309.5
Effect of movements in foreign exchange in the balance sheet	17.7	0.6	1.2	19.5	14.5
Additions	317.8	521.2	59.8	898.8	70.1
Transfers from (to) other asset categories	31.8	-	16.9	48.7	0.0
Final balance	1,339.8	1,865.1	156.2	3,361.1	2,394.1

Depreciation
Initial balance	(308.4)	(490.7)	(57.4)	(856.5)	(426.6)
Effect of movements in foreign exchange in the balance sheet	(4.6)	(0.5)	(0.6)	(5.7)	(1.0)
Depreciation	(173.3)	(263.3)	(30.6)	(467.2)	(428.9)
Transfer from (to) other asset categories	(8.2)	(2.4)	7.5	(3.1)	0.0
Final balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Carring amount:
At December 31, 2018	664.1	852.6	20.9	1,537.6
At December 31, 2019	845.3	1,108.2	75.1	2,028.6

Intangible Assets

As of December 31, 2019, the balance of the intangible assets amounted to R$ 6,306.4 million, compared to R$ 5,840.6 million, as of December 31, 2018. The net increase of R$ 465.8 million, or 8.0%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2019, the balance of goodwill amounted to R$ 35,009.9 million, compared to R$ 34,276.2 million as of December 31, 2018. The movement that resulted in a net increase of R$ 733.7million is demonstrated in the chart below:

	2019	2018
Initial Balance	34,276.2	31,401.9
Effect of foreign-exchange variation	16.1	1,224.8
Effect of application of IAS 29 (hyperinflation)	691.2	1,686.5
Acquisition, (write-off) and exchange of subsidiaries	26.4	(37.0)
Final balance	35,009.9	34,276.2

Liabilities

Trade payables

As of December 31, 2019, the balance of the current trade payables amounted to R$ 15,069.6 million, compared to R$ 14,050.0 million as of December 31, 2018, an increase of R$ 1,019.6 million or 7.3%.

37

The balance of non-current accounts payable amounted to R$ 309.5 million as of December 31, 2019, compared to R$ 126.1 million in the same period in 2018, an increase of R$ 183.4 million, or 145.4%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R$ 3,062.8 million as of December 31, 2019, compared to R$ 4,103.5 million as of December 31, 2018, a reduction of R$ 1,040.7 million, or -25.4% in the gross indebtedness in the year ended on December 31, 2019.

Income tax and social contribution

As of December 31, 2019, the balance of current and non-current income tax and social contribution amounted to R$ 3,613.7 million, compared to R$ 3,786.4 million as of December 31, 2018, a reduction of R$ 172.7 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$1.0 billion was paid in 2017, and the remaining has been paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2019, was 5.8%, compared to an effective tax rate of 13.5% in 2018. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$ 7,717.4 million, and the tax impact was of R$ 2,623.8 million.

Equity

As of December 31, 2019, the balance of equity amounted to R$ 62,556.0 million, compared to R$ 57,454.8 million as of December 31, 2018. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 12,188.4 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule of highly inflationary economy”; and (iii) distribution of IOC of R$ 7,717.4 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2019, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 579.0 million assets, compared to R$ 359.9 million liabilities as of December 31, 2018. The variation of R$ 938.9 million is described in the charts below, which demonstrates the composition of the deferred tax by type of temporary difference.

38

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(4.0)	746.0
Trade payables	2,330.3	(246.7)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	(0.0)	(0.0)
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	729.0
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

(in million Reais)	2018
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Trade payables	1,807.8	(271.9)	1,535.9
Trade receivables	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Interest-Bearing Loans and Borrowings	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax over undistributed profits and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Impact of the adoption of IFRS 16 (Leases)	47.2	-	47.2
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,123.3	(4,483.2)	(359.9)
Netting by taxable entity	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,064.7	(2,424.6)	(359.9)

39

Comparative analysis of Operational Results as of December 31, 2020 and December 31, 2019

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2020	Vertical Analysis	2019(i)	Vertical Analysis	Variation 2020/2019
Net revenue	58,379.0	100.0%	52,005.1	100.0%	6,373.9
Cost of sales	(27,066.1)	-46.4%	(21,678.2)	-41.7%	(5,387.9)
Gross profit	31,312.9	53.6%	30,326.9	58.3%	986.0

Distribution expenses	(8,245.0)	-14.1%	(6,951.4)	-13.4%	(1,293.6)
Sales and Marketing expenses	(6,374.6)	-10.9%	(5,696.1)	-11.0%	(678.5)
Administrative expenses	(2,948.5)	-5.1%	(2,680.0)	-5.2%	(268.5)
Other operational income (expenses)	2,679.4	4.6%	1,472.7	2.8%	1,206.7
Costs arising from business combination	(18.2)	0.0%	-	0.0%	(18.2)
Restructuring	(146.5)	-0.3%	(101.8)	-0.2%	(44.7)
Effect of application of IAS 29 (hyperinflation)	(9.3)	0.0%	(5.3)	0.0%	(4.0)
State Amnesty	-	0.0%	(290.1)	-0.6%	290.1
COVID-19 Impacts	(263.2)	-0.5%	-	0.0%	(263.2)
Stella recall	(14.8)	0.0%	-	0.0%	(14.8)
Income from operations	15,972.2	27.4%	16,074.9	30.9%	(102.7)

Finance expenses	(5,430.5)	-9.3%	(4,748.4)	-9.1%	(682.1)
Finance income	2,996.0	5.1%	1,638.9	3.2%	1,357.1
Net finance result	(2,434.5)	-4.2%	(3,109.5)	-6.0%	675.0

Share of result of joint ventures	(43.3)	-0.1%	(22.3)	0.0%	(21.0)
Income before income tax	13,494.4	23.1%	12,943.1	24.9%	551.3

Income tax expense	(1,762.5)	-3.0%	(754.7)	-1.5%	(1,007.8)
Net income	11,731.9	20.1%	12,188.4	23.4%	(456.5)
Attributed to:
Equity holders of Ambev	11,379.4		11,780.0		(400.6)
Non-controlling interests	352.5		408.4		(55.9)

* Discrepancy in the sums of the amounts is due to rounding.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

40

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2020 and 2019:

	2020					2019(i)
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1
Cost of sales	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)
Gross profits	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9
Administrative, sales and marketing expenses	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)
Other operational income (expenses)	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4	1,421.0	85.8	(18.0)	(16.1)	1,472.7
Non-recurring items	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)	(328.2)	(17.1)	(51.9)	-	(397.2)
Income from operations	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of products sold increased 24.9% in the year ended on December 31, 2020, reaching R$ 27,066.1 million, compared to R$ 21,678.2 million in the same period in 2019. As a percentage of the Company’s net revenue, the total cost of sales increased to 46.4% in 2020, in relation to 41.7% in 2019.

Cost of products sold per hectoliter

	Year ended on December 31
	2020	2019	% Variation
	(in Reais, except for percentages)
Brazil	126.8	113.3	12.0%
Brazil Beer(1)	140.8	125.1	12.6%
NAB(2)	82.0	77.5	5.7%
CAC(3)	288.8	211.7	36.4%
Latin America South	179.6	121.2	48.2%
Canada	370.9	276.4	34.2%
Company Consolidated	163.2	132.8	22.9%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 16.7% in the year ended on December 31, 2020, reaching R$ 14,112.9 million in relation to R$ 12,096.3 million in the same period in 2019. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 12.0% in the year ended on December 31, 2020, reaching R$ 126.8/hl in relation to R$ 113.3/hl in the same period in 2019.

41

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 19.0%, reaching R$ 11,941.7 million in the year ended on December 31, 2020. The cost of products sold, per hectoliter, increased 12.6%. The main factors that contributed to such increase were the depreciation of Real against the US dollar, impacting the cost of our raw materials indexed to US dollar, the increased weight of aluminum cans in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, and volume growth.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 5.5%, reaching R$ 2,171.2 million. The cost of products sold per hectoliter increased 5.7%, amounting to R$ 82.0/hl, negatively impacted by a depreciation of Real against US dollar, impacting the cost of our raw materials indexed by US Dollar, which was partially offset by the reduction of the sugar price.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 12.7% in 2020, reaching R$ 3,307.5 million. The cost of products sold per hectoliter increased 36.4% in reported terms, but increased 12.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic and the operational deleverage generated by the decrease in volumes in the region.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 5,937.4 million in 2020, representing an increase of 48.5% compared to 2019. The cost of products sold, per hectoliter, increased 48.2 % in reported terms, but increased 40.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factors that explain such an increase in local currency are the high inflation in Argentina, the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar, and the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Operations in Canada

The cost of products sold in our operations in Canada increased 39.9% in the year ended on December 31, 2020, amounting to R$ 3,708.3 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 34.2% in reported terms, but increased 3.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

42

Gross profit

The gross profit increased 3.3% in the year ended on December 31, 2020, amounting R$ 31,312.9 million, compared to R$ 30,921.6 million in the same period of 2019. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2020			2019(i)
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,083.6	51.4%	53%	16,033.6	52.9%	57%
Brazil Beer(1)	14,011.3	44.7%	54%	13,727.6	45.3%	58%
NAB(2)	2,072.3	6.6%	49%	2,306.0	7.6%	53%
CAC(3)	4,011.8	12.8%	55%	3,823.8	12.6%	57%
Latin America South	5,623.4	18.0%	49%	6,030.7	19.9%	60%
Canada	5,594.1	17.9%	60%	4,438.8	14.6%	63%
Company Consolidated	31,312.9	100.0%	54%	30,326.9	100.0%	58%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 17,568.1 million in the year ended on December 31, 2020, representing an increase of 14.6% compared to the same period in 2019. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 9,315.6 million in the year ended on December 31, 2020, an increase of 8.5% compared to the same period in 2019.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,933.2 million in the year ended on December 31, 2020, an increase of 9.4% compared to the same period in 2019, mainly explained by an increase in distribution expenses associated with the last-mile cost of our direct-to-consumer platform Zé Delivery and the regional mix, and by the expenses with sales and marketing to support volume growth in the country.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,382.4 million in the year ended on December 31, 2020, an increase of 3.7% compared to the same period in 2019 mainly due to higher distribution costs related to positive volume performance in northern regions of the country.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,598.9 million in the year ended on December 31, 2020, an increase of 7.0% compared to the same period in 2019, mainly as a consequence of the impact of the currency conversion as local currencies appreciated against Real over the period, and of higher depreciation. In organic terms, disregarding the effects of the foreign-exchange variations, our administrative, distribution, and sales and marketing expenses decreased 12.5%, reflecting the efficient review of discretionary expenses in the region.

43

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 3,233.3 million in the year ended on December 31, 2020, an increase of 27.3%, if compared to the same period in 2019, driven by the logistic and administrative expenses, impacted by the high inflation in Argentina and amplified by the impact of the currency conversion as local currencies appreciated against Real over the period. In organic terms, disregarding the effects of the foreign-exchange variation and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 23.4%, mainly impacted by inflationary pressures in Argentina.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 3,420.3 million in the year ended on December 31, 2020, an increase of 26.3%, if compared to the same period in 2019, as a result of the impact of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses decreased 3.9%, reflecting the efficient review of discretionary expenses in the country.

Other Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2020 posted gains of R$ 2,679.4 million, compared to gains of R$ 1,472.7 million reported in 2019. The decrease of 81.9% is explained mainly due to the effect of the recognition of tax credits in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

Non-recurring items

The non-recurring items amounted to an expense of R$ 452.0 million in 2020, compared to an expense of R$ 397.2 million reported in 2019. The expenses recorded in 2020 are mainly explained by the (i) non-recurring expenses incurred due to the COVID-19 pandemic, including actions taken to ensure the health and safety of Company’s employees, as well as the purchase of hand sanitizers and masks, additional cleaning of the facilities and donations to the community; and (ii) restructuring expenses mainly linked to centralization and sizing projects in Brazil and Latin America South.

Operating Income

The operating income decreased 0.6% in the period ended on December 31, 2020, reaching R$ 15,972.2 million in relation to the amount of R$ 16,074.9 million in the same period in 2019, mainly as a result of higher costs, partially offset by the increase of revenue.

Net Financial Result

The financial result in the period ended on December 31, 2020 was an expense of R$ 2,434.5 million, compared to an expense of R$ 3,109.5 million in 2019. The decrease of 21.7% was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (a) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (b) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

44

The total debt of the Company, including current and non-current debt, in the period ended on December 31, 2020 increased R$ 1,729.5 million compared to 2019, while its amount of cash and cash equivalents, net of bank overdrafts, and financial investments, increased R$ 6,875.0 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2020 amounted to R$ 1,762.5 million, compared to R$ 754.7 million registered in 2019. The effective social contribution and income tax rate in 2020 was 13.1% compared to the effective tax rate of R$ 5.8% in 2019. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed in 2020 was of R$ 6,509.5 million, and the tax impact was of R$ 2,213.2 million.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2020 was R$ 11,731.9 million, representing a decrease of 3.7%, if compared to R$ 12,188.4 million in 2019, while adjusted by the non-recurring items, the net profit decreased 3.6% in 2020 to R$ 12,104.3 million.

Comparative analysis of Operational Results as of December 31, 2019 and December 31, 2018

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2019(i)	Vertical Analysis	2018	Vertical Analysis	Variation 2019/2018
Net revenue	52,005.1	100.0%	50,231.3	100.0%	1,773.8
Cost of sales	(21,678.2)	-41.7%	(19,249.4)	-38.3%	(2,428.8)
Gross profit	30,326.9	58.3%	30,981.9	61.7%	(655.0)

Distribution expenses	(6,951.4)	-13.4%	(6,607.2)	-13.2%	(344.2)
Sales and Marketing expenses	(5,696.1)	-11.0%	(5,721.3)	-11.4%	25.2
Administrative expenses	(2,680.0)	-5.2%	(2,363.4)	-4.7%	(316.6)
Other operational income /(expenses)	1,472.7	2.8%	947.3	1.9%	525.4

Result through exchange transaction of shareholdings	-	0.0%	30.0	0.1%	(30.0)
Restructuring	(101.8)	-0.2%	(175.5)	-0.3%	73.7
Result from the sale of a subsidiary	-	0.0%	78.6	0.2%	(78.6)
Acquisition of subsidiaries	-	0.0%	(1.5)	0.0%	1.5
45

Effect of application of IAS 29 (hyperinflation)	(5.3)	0.0%	(18.0)	0.0%	12.7
State Amnesty	(290.1)	-0.6%	-	0.0%	(290.1)
Income from operations	16,074.9	30.9%	17,150.9	34.1%	(1,076.0)

Finance expenses	(4,748.4)	-9.1%	(4,684.2)	-9.3%	(64.2)
Finance income	1,638.9	3.2%	653.9	1.3%	985.0
Net finance result	(3,109.5)	-6.0%	(4,030.3)	-8.0%	920.8

Share of result of joint ventures	(22.3)	0.0%	1.0	0.0%	(23.3)
Income before income tax	12,943.1	24.9%	13,121.6	26.1%	(178.5)

Income tax expense	(754.7)	-1.5%	(1,773.9)	-3.5%	1,019.2
Net income	12,188.4	23.4%	11,347.7	22.6%	840.7
Attributed to:
Equity holders of Ambev	11,780.0		10,995.0		785.0
Non-controlling interests	408.4		352.7		55.7

* Discrepancy in the sums of the amounts is due to rounding.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

46

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2019 and 2018:

	2019(i)					2018
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3
Cost of sales	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)
Gross profits	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9
Administrative, sales and marketing expenses	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.2)	(14,691.9)
Other operational income (expenses)	1,421.0	85.8	(18.0)	(16.1)	1,472.7	965.0	20.0	(24.6)	(13.1)	947.3
Non-recurring items	(328.2)	(17.1)	(51.9)	-	(397.2)	(43.7)	62.4	(88.3)	(16.8)	(86.4)
Income from operations	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9	9,593.3	1,866.3	3,798.9	1,892.4	17,150.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of sales increased 12.6% in the year ended on December 31, 2019, reaching R$ 21,678.2million, compared to R$ 19,249.4 million in the same period in 2018. As a percentage of the Company’s net revenue, the total cost of sales increased to 41.7% in 2019, in relation to 38.3% in 2018.

Cost of products sold per hectoliter

	Year ended on December 31
	2019	2018	% Variation
	(in Reais, except for percentages)
Brazil	113.3	98.5	14.9%
Brazil Beer(1)	125.1	105.6	18.4%
NAB(2)	77.5	75.5	2.8%
CAC(3)	211.7	194.5	8.9%
Latin America South	121.2	125.5	(3.4%)
Canada	276.4	242.8	13.9%
Company Consolidated	132.8	121.3	9.5%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 20.8% in the year ended on December 31, 2019, reaching R$ 12,096.3 million in relation to R$ 10,014.8 million in the same period in 2018. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 14.9% in the year ended on December 31, 2019, reaching R$ 113.3/hl in relation to R$ 98.5/hl in the same period in 2018.

47

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 22.2%, reaching R$ 10,037.9 million in the year ended on December 31, 2019. The cost of products sold, per hectoliter, increased 18.4%. The main factors that contributed to such increase were a depreciation of Real against US Dollar, impacting the cost of our raw materials indexed to US Dollar, and the increase of commodities prices, particularly the malt.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased by 14.3%, reaching R$ 2,058.4 million. The cost of products sold per hectoliter increased 2.8%, amounting to R$ 77.5/hl, negatively impacted by increased costs associated with higher sales volumes and a depreciation of Real against US Dollar, impacting the cost of our raw materials indexed to US Dollar, partially offset by a reduction in sugar price.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 14.7% in 2019, reaching R$ 2,934.1 million. The cost of products sold per hectoliter increased 8.9% in reported terms, but increased 3.1% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by an increase in costs associated with a higher volume of sales and an increase in costs in Panama to guarantee the supply of the market with no disruptions, as our current infrastructure in Panama was insufficient to sustain the strong sales volume growth since 2017, leading to production capacity restraints in the country.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 3,998.0 million in 2019, representing a decrease of 6.2% compared to 2018. The cost of products sold, per hectoliter, decreased by 3.4% in reported terms, but increased by 16.5% in organic terms, disregarding effects of currency variation in the conversion to Reais and changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes). The main factors that explain such an increase in local currency are the general inflation in Argentina and the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada increased 9.8% in the year ended on December 31, 2019, amounting to R$ 2,649.8 million compared with the same period in the previous year. The cost of products sold, per hectoliter, increased by 13.9% in reported terms, but increased by 7.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in organic terms is the increase of some commodities prices, particularly aluminum, which was partially offset by a 3.6% decrease in sales volume over the period.

48

Gross profit

The gross profit decreased 2.1% in the year ended on December 31, 2019, reaching R$ 30,327.0 million, compared to R$ 30,326.9 million in the same period of 2018. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2019(i)			2018
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,033.6	52.9%	57%	16,799.4	54.2%	63%
Brazil Beer(1)	13,727.6	45.3%	58%	14,794.3	47.8%	64%
NAB(2)	2,306.0	7.6%	53%	2,005.1	6.5%	53%
CAC(3)	3,823.8	12.6%	57%	3,254.8	10.5%	56%
Latin America South	6,030.7	19.9%	60%	6,492.2	21.0%	60%
Canada	4,438.8	14.6%	63%	4,435.5	14.3%	65%
Company Consolidated	30,326.9	100.0%	58%	30,981.9	100.0%	62%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company, amounted to R$ 15,327.5 million in the year ended on December 31, 2019, representing an increase of 4.3% compared to the same period in 2018. The analysis of administrative, distribution and sales and marketing expenses in each of the business units is shown below.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses in Brazil amounted to R$ 8,585.7 million in the year ended on December 31, 2019, an increase of 5.6% if compared to the same period in 2018.

Beer Operation in Brazil

Administrative, distribution, sales and marketing expenses totaled R$ 7,252.5 million for the year ended on December 31, 2019, an increase of 2.9% compared to the same period in 2018, explained mainly by an increase of the administrative expenses driven by higher provisions related to the variable remuneration, an increase in distribution expenses, associated to inflation over the period, and a high depreciation. These effects were partially offset by lower sales and marketing expenses due to efficiency gains.

Non-alcoholic beverages operations in Brazil (“NAB”)

Administrative, distribution and sales and marketing expenses for the segment of non-alcoholic beverages totaled R$ 1,333.2 million for the year ended on December 31, 2019, an increase of 23.8% compared to the same period in 2018, mainly explained by higher sales and marketing expenses, reflecting the volume growth and our continued investment in our brands; by slightly higher distribution expenses, mainly driven by inflation; by a higher depreciation; and by an increase in administrative expenses, mainly due to higher variable compensation provisions.

49

Central American and Caribbean Operations (“CAC”)

Administrative, distribution and sales and marketing expenses for the Company’s operations in CAC totaled R$ 1,494.0 million for the year ended on December 31, 2019, an increase of 1.6% compared to the same period in 2018, driven principally by the impact of currency conversion, and higher depreciation. In organic terms, ignoring the effects of the change in exchange rate and change in the scope of the operation, our administrative, distribution, sales and marketing expenses decreased 4.2%, reflecting efficiency gains in expenses with sales and marketing and administrative costs in the region.

Latin America South Operations (“LAS”)

Administrative, distribution, sales and marketing expenses of the Company in LAS amounted to R$ 2,540.5 million for the year ended on December 31, 2019, a decrease of 1.5%, if compared with the year 2018, since the currency conversion effect resulting from the depreciation of the Argentine Peso over the period was partially offset by the increase in logistics and administrative costs mainly driven by high inflation in Argentina. In organic terms, disregarding the effects of the change in exchange rate and changes in the scope of the operation, our administrative, distribution, sales and marketing expenses increased 25.2%, impacted, mainly, by inflationary pressures in Argentina, but still below the weighted inflation in the region.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$ 2,707.3 million for the year ended December 31, 2019, an increase of 7.7% compared to 2018, as a result of a negative effect of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 2.1%, explained by higher administrative expenses, due to higher variable compensation provisions, partially offset by efficiency gains in sales and marketing and distribution initiatives.

Other Operating Income (Expenses)

The net balance of other operating income and operational expenses for the year 2019 showed a gain of R$ 1,472.7 million against a gain of R$ 947.3 million registered in 2018. The increase of 55.5% is mainly explained by the effect of the recognition of tax credits from litigations in Brazil related to a 2017 Brazilian supreme court decision that declared unconstitutional the inclusion of the ICMS in the PIS and COFINS calculation basis recognized in 2019, only partially offset by a decline in government grants related to state vat long-term tax incentives in Brazil, due to revenue geographic mix and the expiration of a tax incentive in the State of Santa Catarina.

Non-Recurring Items

Non-recurring items amounted to an expense of R$ 397.2 million in 2019, compared to an expense of R$ 86.4 million recorded in 2018. The expenses recorded in 2019 are explained mainly (i) due to an amnesty program in the State of Mato Grosso, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past, without the formal acceptance of other states and (ii) by restructuring costs primarily linked to centralization and resizing projects in Brazil and in the Latin America South, with blueprint review due to optimization of Full Time Equivalent (FTE), such as the centralization of processes in our shared services center.

Operating Income

Operating income decreased 6.3% in the period ended on December 31, 2019, reaching R$ 16,074.9 million in relation to R$ 17,150.9 million in the same period of 2018, due primarily to rising costs, partially offset by revenue growth.

50

Net Financial Result

The financial result for the year ended December 31, 2019 comprised expenses of R$ 3,109.5 million compared to an expense of R$ 4,030.3 million in 2018. The decrease of 22.8% was driven by (i) higher interest income, driven by our cash balance, mainly in reais, US Dollars and Canadian Dollars, and by the recovery of a tax proceeding; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (i) higher losses with derivative instruments, mainly explained by the increase the carry cost of our currency hedges linked to the exposure of the cost of the product sold in Argentina, and (ii) higher losses with non-derivative instruments related to non-cash expenses due to the exchange rate change in loans among the companies of the group, as a result of the depreciation of Real and of the Argentinean Peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect.

The Company’s total indebtedness for the year ended December 31, 2019 decreased R$ 1,040.8 million compared to 2018, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 438.4 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2019 amounted to R$ 754.7 million, compared to R$ 1,773.9 million recorded in 2018. The effective rate was 5.8%, against the previous year’s rate of 13.5%. The reduction in the effective tax rate in 2019 is mainly explained by a higher interest on equity deductibility benefit resulting from a higher payment of interest on own capital in 2019.

Net Profit

The Company’s net profit for the year ended on December 31, 2019 was of R$ 12,188.4 million representing an increase of 7.4%, if compared to the R$ 11,347.7 million in 2018 while adjusted by the non-recurring items, the net profit increased 8.5% in 2019 to R$ 12,549. 9 million.

Cash Flow for the Year Ended on December 31, 2020 compared with 2019

	2020	2019	Variation
Cash flow			2020/2019
Cash flow of the operating activities	18,855.8	18,381.3	474.5
Cash flow of the investment activities	-6,799.6	-4,838.6	-1,961.0
Cash flow of financial activities	-8,602.0	-12,283.5	3,681.5
Total	3,454.2	1,259.2	2,195.0

Operating activities

The Company’s cash flow from operating activities increased 2.6%, reaching R$ 18,855.8 million in the year ended on December 31, 2020, in relation to the R$ 18,381.3 million in the same period in 2019, mainly due to an improvement in the variation of working capital during 2020, with an increase of R$ 1,081.6 million in 2020 and an increase of 12.3% in net revenue, partially offset by (i) an increase of 24.9% in the cost of product sold (excluding depreciation and amortization) and an increase of 14.4% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), and (ii) an increase in income taxes paid.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2020 amounted R$ 6,799.6 million, compared to R$ 4,838.6 million in the same period of 2019, mainly explained by an increase in financial investments of R$ 1,764.3 million in 2020 compared to 2019.

51

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2020 amounted to a cash outflow of R$ 8,602.0 million, compared to the cash outflow of R$ 12,283.5 million in the same period in 2019, mainly as a result of an increase in proceeds from borrowings and a reduction in disbursements related to the payment of dividends and interest on own capital.

Cash Flow for the Year Ended on December 31, 2019 compared with 2018

	2019	2018	Variation
Cash flow			2019/2018
Cash flow of the operating activities	18,381.3	18,346.1	35.2
Cash flow of the investment activities	-4,838.6	-3,675.7	-1,162.9
Cash flow of financial activities	-12,283.5	-13,656.5	1,373.0
Total	1,259.2	1,013.9	245.3

Operating activities

The Company’s cash flow from operating activities decreased 0.2%, reaching R$ 18,381.3 million in the year ended on December 31, 2019, in relation to the R$ 18,346.1 million in the same period in 2018, mainly due to (i) an increase of 14.7% in the cost of product sold (excluding depreciation and amortization) and an increase of 3.1% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), partially compensated by an increase of 4.7% in net sales revenue, which led to a worsening of the operating result, and (ii) an increase in income taxes paid, partially offset by an improvement in the variation of working capital during 2019, with an increase of R$ 262.6 million in 2019.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2019 amounted R$ 4,838.6 million, compared to the R$ 3,675.7 million in the same period of 2018, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 1,498.4 million in 2019 compared to 2018, combined with greater outflows related to the acquisition of other investments.

Financial Activities

The cash flow of the financial activities of the year ended on December 31, 2019 amounted to a cash outflow of R$ 12,283.5 million compared to the cash outflow of R$ 13,656.5 million in the same period in 2018, mainly as a function of a decrease in cash used for the acquisition of non-controlling shareholders, as a result of the partial exercise, in 2018, of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by the decrease of proceeds from borrowings and the increase in disbursements related to cash net of finance costs other than interests.

52

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, “future beverages” and non-alcoholic beverages through the operations described in Item 10.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2020

The year 2020 was marked by the profound impact generated by the COVID-19 pandemic, which led to significant changes in the social dynamics, producing considerable changes in the habits related to the consumption of our products in the markets in general, impacting the results of this year. Our traditional ability to adapt to changes in the market has allowed us to guarantee the strength of our financial position, preserving Company’s liquidity in short and long term. On the other hand, as the pandemic progressed, there were significant changes in consumer behavior and in the dynamics of distribution and sales channels, which generated significant pressures on the cost of product sold due to the increased share of one-way products in our portfolio, as well as the depreciation of currencies in our largest markets.

The year 2020 was marked by innovations and by the transformation of our business through technology. In the Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which acquired the leadership of the core plus segment in the year of its launch. Our premium beer portfolio maintained a growth rate above the beer industry, with the strengthening of our global brands, and we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla.

In the Brazilian Non-Alcoholic Beverages (“NAB”) market, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio. Throughout the year, our premium portfolio was impacted by the change in dynamics between channels and the restrictions to the on-trade opening. The big highlight was Sukita, which now has Sukita lemon and showed significant growth throughout the year.

In Latin America South (“LAS”), we faced significant macroeconomic volatility, especially in Argentina, which, coupled with the strong restrictions on people circulation that impacted Bolivia during the pandemic, significantly impaired the results in the region. In this scenario, we kept the focus on adapting to the restrictions and strengthening our brands in each country. In Argentina, the Andes Origen brand continued to grow at an accelerated pace throughout the year, contributing to the growth of the core plus segment.

Central America and the Caribbean (“CAC”) was our most impacted region in terms of volume. Our main countries in the region, Dominican Republic and Panama, faced strict restrictions on the consumption of beverages and circulation of people, significantly affecting our sales. Despite the challenges, we were efficient in our revenue management and expense control initiatives, which, coupled with the operational leverage of our businesses in the countries due to the high weight of returnable formats, allowed us to maintain EBITDA margins at high levels close to those of the previous year.

53

For the first time, in Canada, Corona assumed the position of the strongest beer brand in the country. The performance of our premium and core plus portfolios, led by the brands Corona, Stella Artois and Michelob Ultra, led us to gain market share in 2020. Our portfolio of ready to drink alcoholic beverages showed significant growth led by Nutrl, a brand of our new investee Goodridge & Williams (G&W).

2019

The year 2019 was marked by transformative investments in our portfolio, with new liquids and new packaging, innovations that seek the long-term sustainable growth of the Company, achieving a growth in net revenue. On the other hand, we face significant cost pressures due to the increase in the raw material prices denominated in dollars.

In Brazil, beer and non-alcoholic beverages industries have resumed growth, in the face of a gradual improvement in the consumption environment. Additionally, in the beer segment in Brazil, we introduced innovations in all market segments and continue to make structural investments directed at the consumer. We launched and consolidated the Skol Puro Malte brand, which strengthens the Skol family of beers, and we move forward with the good momentum of the Brahma brand, which maintained its connection with Brazilian passion points - soccer and country music. Our portfolio of premium beers maintained a strong double-digit growth rate. Finally, to continue innovating in other beverage categories, we developed and launched the Skol Beats 150 bpm and Skol Beats GT products. We also had positive results in the non-alcoholic beverages market in Brazil, with the premium brands Tônica, Lipton, do bem, H2OH! and Gatorade. In addition, we maintained important investments in the Guaraná Antárctica brand.

In Latin America South (“LAS”), we faced strong macroeconomic volatility, especially in Argentina, impacting results in the region. In this scenario, we kept the focus on strengthening our brands in each country. Especially in Argentina, the Andes Origen brand, launched in the previous year, maintained an accelerated pace of growth throughout the year.

In Central America and the Caribbean (“CAC”), we continue with solid growth in our portfolio, with emphasis on the Modelo Especial, Corona and Presidente beers. As a consequence, we obtained an expansion of EBITDA and its margin in relation to the previous year.

In Canada, the performance of the Bud Light, Michelob Ultra, Stella Artois, Corona brands, in addition to our portfolio of specialty beers, guaranteed the maintenance of our leadership position in the beer market.

2018

In Brazil, the year 2018 was marked by a scenario of external volatility, particularly related to the following factors: (i) bad weather during summer at the beginning of the year; (ii) truckers strike in May; and (iii) uncertainty of consumers during the period preceding the elections, all of which in a context of a macroeconomic environment still under recovery. In such circumstances, both the beer and the non-alcoholic beverages industry contracted. However, we made transformational investments in our beer portfolio in Brazil, with innovations in new liquids and new packaging, involving all market segments. Particularly in the premium segment we had a strong growth of our brands, both the global and the national ones. We also kept investing in the non-alcoholic beverages segment, in which we also had a good performance of the premium brands, for instance, Lipton, Tônica, Gatorade and Do Bem. Finally, we carried out a series of initiatives through our growth platforms that contributed to the strengthening of the business and creation of long-term sustainable value.

In Central America and in the Caribbean (“CAC”), the favorable macroeconomic environment in most operations, as well as the continuous evolution of our commercial strategy, boosted an expansion of volume, income and EBITDA in the region.

In Latin America South (“LAS”), we faced, as of May 2018, an adverse macroeconomic scenario, with significant depreciation of the Argentinean Peso and high inflation. In such context, we started to report our results applying the accounting and disclosure rule in highly-inflationary economy (IAS 29) in Argentina as from the third quarter of the year, which exerted a relevant impact on our financial statements (see item 10.5 – Critical accounting policies – (x) Accounting and Disclosure Rule in Highly Inflationary Economy). Nevertheless, with our revenue management strategy and cost discipline in Argentina, combined with the solid performance of volume in other important markets of the region, such as Bolivia, Chile and Paraguay, we obtained solid growth of EBITDA in the local currencies.

54

In Canada, we faced a beer industry under pressure during the year, but kept our leading position in the market, reaching positive results with our portfolio, in the core segment with Bud Light and Michelob Ultra, in the premium segment with Stella Artois and Corona and with our craft beers.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2020 compared to 2019

The net revenue increased 12.3% in the year ended on December 31, 2020, reaching R$ 58,379.0 million in relation to the R$ 52,005.1 million in the same period in 2019.

Net revenue

	Year ended on December 31
	2020		2019(i)		% Variation
	In million Reais, except for percentages
Brazil	30,196.5	51.7%	28,129.9	54.1%	7.3%
Beer Brazil(1)	25,953.0	44.5%	23,765.5	45.7%	9.2%
NAB(2)	4,243.5	7.3%	4,364.4	8.4%	-2.8%
CAC(3)	7,319.3	12.5%	6,757.9	13.0%	8.3%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	15.3%
Canada	9,302.4	15.9%	7,088.6	13.6%	31.2%
Company Consolidated	58,379.0	100.0%	52,005.1	100.0%	12.3%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

	Sales volume Year ended on December 31
	2020		2019		% Variation
	In thousands of hectoliters, except for percentages
Brazil	111,285.4	67.1%	106,806.7	65.4%	4.2%
Beer Brazil(1)	84,791.7	51.1%	80,263.7	49.2%	5.6%
NAB(2)	26,493.7	16.0%	26,542.9	16.3%	-0.2%
CAC(3)	11,451.2	6.9%	13,859.5	8.5%	-17.4%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	0.2%
Canada	9,998.9	6.0%	9,585.7	5.9%	4.3%
Company Consolidate	165,797.9	100.0%	163,243.0	100.0%	1.6%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

55

	Net revenue per hectoliter
	Year ended on December 31
	2020	2019(i)	%Variation
	(In Reais, except for percentages)
Brazil	271.3	263.4	3.0%
Beer Brazil(1)	306.1	296.1	3.4%
NAB(2)	160.2	164.4	-2.6%
CAC(3)	639.2	487.6	31.1%
Latin America South	349.7	304.0	15.0%
Canada	930.3	739.5	25.8%
Company Consolidated	352.1	318.6	10.5%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 7.3% in 2020, reaching R$ 30,196.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2020 increased 9.2%, accumulating R$ 25,953.0 million, explained by an increase of 3.4% in the revenue per hectoliter, which reached R$ 306.1/hl, combined with an expansion of the sales volume of 5.6% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy, a positive brand mix and a smater promotional activity.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2020 decreased 2.8%, reaching R$ 4,243.5 million. The volumes decreased 0.2% in 2020, despite the negative impacts generated by the COVID-19 pandemic. The net revenue per hectoliter of NAB segment in Brazil decreased 2.6% in 2020, reaching R$ 160.2/hl in the year, mainly due to the change of mix between single-serve driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2020 of 8.3%, amounting R$ 7,319.3 million as a function of a volume decrease of 17.4%, partially offset by an increase in the net revenue per hectoliter of 31.1%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 8.8% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 11,560.8 million to the consolidated net revenue in 2020, representing an increase of 15.3% mainly as a function of the positive effect of the foreign-exchange variation in the conversion to Reais, together with an increase of 0.2% of the sales volume in the region in the year, despite the negative impacts generated by the COVID-19 pandemic. The organic variation of the revenue was of 10.4% as a function of an organic variation in the net revenue per hectoliter of 10.1%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 9,302.4 million to our consolidated net revenue in 2020, an increase of 31.2% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In organic terms, the reduction of 2.1% of our net revenue per hectoliter was more than offset by the volume increase of 2.3%, driven mainly by gains in market share.

56

Net Revenue – Comparison between figures as of December 31, 2019 and 2018

Net revenue increased 3.5% in the year ended on December 31, 2019, reaching R$ 52,005.1 million compared to R$ 50,231.3 million in 2018.

	Net Revenue
	Year ended on December 31
	2019(i)		2018		% Variation
	In million Reais, except for percentages
Brazil	28,129.9	54.1%	26,814.2	53.4%	4.9%
Beer Brazil(1)	23,765.5	45.7%	23,008.5	45.8%	3.3%
NAB(2)	4,364.4	8.4%	3,805.7	7.6%	14.7%
CAC(3)	6,757.9	13.0%	5,813.9	11.6%	16.2%
Latin America South	10,028.7	19.3%	10,753.9	21.4%	-6.7%
Canada	7,088.6	13.6%	6,849.3	13.6%	3.5%
Company Consolidated	52,005.1	100.0%	50,231.3	100.0%	3.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

	Sales Volume
	Year ended on December 31
	2019		2018		% Variation
	In thousands of hectoliters, except for percentages
Brazil	106,806.7	65.4%	101,642.9	64.0%	5.1%
Beer Brazil(1)	80,263.7	49.2%	77,784.2	49.0%	3.2%
NAB(2)	26,542.9	16.3%	23,858.8	15.0%	11.3%
CAC(3)	13,859.5	8.5%	13,159.8	8.3%	5.3%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	-2.9%
Canada	9,585.7	5.9%	9,942.9	6.3%	-3.6%
Company Consolidated	163,243.0	100.0%	158,716.9	100.0%	2.9%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Net Revenue per Hectoliter
	Year ended on December 31
	2019(i)	2018	% Variation
	(In Reais, except for percentages)
Brazil	263.4	263.8	-0.2%
Beer Brazil(1)	296.1	295.8	0.1%
NAB(2)	164.4	159.5	3.1%
CAC(3)	487.6	441.8	10.4%
Latin America South	304.0	316.6	-4.0%
Canada	739.5	688.9	7.4%
Company Consolidated	318.6	316.5	0.7%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Exhibit A.I.

57

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 4.9% in 2019, reaching R$ 28,129.9 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2019 increased 3.3%, accumulating R$ 23,765.5 million, explained by an increase of 0.1% in the revenue per hectoliter, which reached R$ 296.1/hl, combined with an expansion of the sales volume of 3.2% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2019 increased 14.7%, reaching R$ 4,364.4 million. The volumes increased 11.3% in 2019 in view of the gradual improvement of the consumer environment. The net revenue per hectoliter of NAB segment in Brazil increased 3.1% in 2019, reaching R$ 164.4/hl in the year, mainly due to our revenue management.

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2019 of 16.2%, amounting R$ 6,757.9 million as a function of a volume increase of 5.3% and of an increase in the net revenue per hectoliter of 10.4%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 4.4% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 10,028.7 million to the consolidated net revenue in 2019, representing a reduction of 6.7% mainly as a function of the negative effect of the foreign-exchange variation in the conversion to Reais, together with a reduction of 2.9% of the sales volume in the region in the year. The organic increase of the revenue was of 15.1% as a function of an organic increase in the net revenue per hectoliter of 19.0%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 7,088.6 million to our consolidated net revenue in 2019, an increase of 3.5% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Real. In organic terms, the increase of 1.7% of our net revenue per hectoliter was more than offset by the volume decrease of 3.6% related to a weak beer industry in the year.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2020

In 2020, our costs of goods sold in Brazil were negatively impacted by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, in addition to the negative impact generated by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the full year. The improvement in the prices of some commodities, especially aluminum and sugar, which were hedged in US Dollars at values lower than those of the previous year, during most of the year, was not sufficient to offset the negative impact of the change in package mix on the cost of products sold. In our international operations, in general, the conversion to Real resulted in a positive impact, due to the depreciation of Real against the local currencies in each operation. In Latin America South, we continue to feel the effects of the inflationary pressures, mainly in Argentina, on the local labor and logistic costs.

58

2019

In 2019, our costs of products sold in Brazil were negatively impacted by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the year. In addition, the prices of some commodities, especially barley and aluminum, were hedged in US Dollars at values higher than those of the previous year, during most of the year and had a negative effect in our cost of products sold. The price of the commodity sugar was hedged at lower values in relation to the previous year throughout the year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost conversion into Real resulted in a negative impact, due to the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also, in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2018

In 2018, our costs of products sold in Brazil were positively impacted by the hedge rate of the Real against the US Dollar, since it was lower than the average hedged rate of the previous year, mainly upon comparison among the three first quarters of the year. On the other hand, the prices of some commodities, especially aluminum, were hedged in US Dollars at values higher than those of the previous year, with a negative effect in our cost of products sold. The price of the commodity sugar was hedges during most t of the year at lower values in relation to the previous year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost was negatively impacted by the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also, in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2020 vs 2019

Our net financial result increased 21.7% in 2020, from an expense of R$ 3,109.6 million in 2019 to R$ 2,434.4 million. The expense decrease was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly explained by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (ii) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

2019 vs. 2018

Our net financial result increased 22.8% in 2019, from an expense of R$ 4,030.3 million in 2018 to R$ 3,109.6 million. The expense decrease was driven by (i) higher interest income, driven by our cash balance, mainly in Reais, US dollars and Canadian dollars, and the recovery of a tax claim; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and (ii) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 18.2 million, explained by the payment of amnesty in the state of Mato Grosso in Brazil, partially offset by intercompany transactions with no cash effect.

59

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

On June 8, 2018, the Company we concluded the sale of all shares of our subsidiary, Barbados BottlingCo. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million, corresponding to R$ 179 million. As a result of the transaction we recorded a gain of approximately US$22 million under non-recurring items, corresponding to R$ 75 million on the date of the transaction and to R$79 million on December 31, 2018, in the result of the year.

b) organization, acquisition or disposal of equity interest

G&W Distilling Inc.

On January 22, 2020, Labatt Brewing Company Limited, Canada Company’s subsidiary, acquired G&W Distilling Inc. (or Goodridge & Williams Distilling), a company that produces a ready-to-drink alcoholic beverages portfolio including NÜTRL sugar-free and low calories products.

Renegotiation of the shareholders’ agreement of Tenedora CND

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - Dominican Republic-based holding, owner of almost the totality of Cervecería Nacional Dominicana, S.A. - amended for the second time, on July 2, 2020, the Tenedora’s Shareholders Agreement (the “Shareholders Agreement”) to extend its partnership in the country, and, therefore, postponing the terms of the put and call options provided therein. ELJ currently owns 15% of Tenedora’s shares and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable as from 2026. The Company, in turn, has a call option of Tranche A shares, exercisable as from 2021, and of Tranche B shares, exercisable as from 2029. The details of the premises used for this option are described in the Note 29 of Company’s financial statements (item IV (d)).

Perpetual licensing agreement to Quilmes

On September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement under which AB InBev would grant a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement established the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes to CCU. The closing of the transaction took place on May 2nd, 2018, after obtainment of approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main operation documents and of the verification of the other usual closing conditions. The Company assessed gains of 306 million Argentinean Pesos (corresponding to R$ 50 million on the date of the transaction and to R$ 30 million on December 31, 2018), in the result of the year arising out of the application of the accounting practice of exchange of assets involving transactions under common control registered under non-recurring items.

c) unusual events or transactions

COVID-19 Impacts

The outbreak of the new coronavirus (SARS-CoV-2), or COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which we operate, and, consequently, the results of our operations. The response to the COVID-19 pandemic rapidly developed across the world, in a fluid and uncertain manner: in addition to voluntary and, in some cases, mandatory quarantines, stoppages and restrictions on travel and commercial and social activities, among others, were also determined, as well as the prohibition on the distribution, sale and consumption of alcoholic beverages in some countries in which we operate, directly affecting our ability to sell and supply products, and the final consumer demand for our products.

60

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that we observe a greater reduction in volume the greater the weighting of the on-trade channel.

In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries we operate, although this channel represents a small portion of Company’s total volume.

During the fourth quarter of 2020, the implementation of Company’s strategy, the incipient reduction in restrictions in some regions and the impact of government aid on consumer disposable income in some countries led to a gradual improvement in the volume trend in the greater part of our operations, especially in Brazil. The most affected countries, Bolivia and Panama, also showed reduction in restrictions imposed on the circulation of people and the production of beverages. Nevertheless, there is still uncertainty as to the likelihood of further restrictions by each government in commercial and operational activities, as well as regarding the economic effects on the financial market, exchange rates, among others. Any impacts may result in a material adverse effect on our business, liquidity, financial situation and results of operations, in addition to volatility in the trading price of our shares. However, we are managing our liquidity and capital resources with discipline. Accordingly, management concludes that there is no doubt about Company’s capacity to continue with its operations.

As required by IAS 1 / CPC 26, Company’s Management updated the analyses on the impact of the COVID-19 pandemic, considering the base date of December 31, 2020, which mainly involved (i) the review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) analysis of possible credit losses and inventory obsolescence, (iii) analysis of the recoverability of deferred taxes, (iv) assessment of the relevant estimates used to prepare the consolidated and separate financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the consolidated and separate financial statements and in the relevant notes. Additionally, due to the protection actions of its employees and the donations made, the Company incurred non-recurring expenses that amounted, on December 31, 2020, R$ 263,248 as shown in Note 24 - Non-recurring items.

Equity Swap Agreements

On December 19, 2019 the Board of Directors of Ambev approved the execution, by the Company or its subsidiaries, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with referenced in shares issued by the Company or American Depositary Receipts based on these shares (“ADRs”), without impact on the liquidation, within the regulatory term, of the equity swap agreement still in force. The liquidation of the approved equity swap agreements shall occur within a maximum term of 18 months counted from the referred to approval, and such agreements may result in the exposition of up to 80 million of shares of common stock (of which a portion or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion.

As of May 13, 2020, the Board of Directors of Ambev approved the execution of new equity swap agreements, without impact on the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 65 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.0 billion.

61

As of December 9, 2020, the Board of Directors of Ambev approved the execution of new equity swap agreements, without impact on the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.2 billion, and added to the balance of the agreements already executed in the context of the approvals of December 19, 2019 and May 13, 2020 and not liquidated yet, they may result in an exposure equivalent to up to 137,014,453 common shares (of which a part or the totality may be by means of ADRs).

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2020: Consolidated and separate financial statements

Recognition of assets and liabilities related to extemporaneous tax credits and debts:

The accounting policy for the recognition of credits and extemporaneous payment of taxes considered the account origin of the credit or debit up to September 30, 2020. For example, cost of products sold was the account of origin to recognize the recovery of extemporaneous credits related to the acquisition of raw materials. In the same way, depreciation expenses were the account of origin of extemporaneous credits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently, the credits referring to the exclusion of ICMS from the PIS/COFINS calculation base were being recognized as a reduction in sales tax expenses, with a positive effect on net revenue up to September 30, 2020.

As mentioned in Company’s financial statements referring to the third quarter of 2020, in note 31 of contingencies, in the section “Active Contingencies”, the Company (i) obtained final favorable decisions on: (a) lawsuits involving merged companies claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its controlled and merged companies, specifically for the period in which the Special Beverage Regime – “REFRI” was in place (2009 to 2015); and (ii) is awaiting decisions in lawsuits related to the current beverage taxation model (“New Tax Model”) from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments of different types.

Given that the maintenance of the accounting policy for the recognition of credits arising from the res judicata of the lawsuits mentioned above could bring a distorted analysis of the performance of the year due to the significant increase in the values of credits, the Company changed its accounting policy to account for credits and extemporaneous payments of taxes, of any nature, under the item “Other operating income/(expenses)”, no longer following the account of origin, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature. We emphasize that the change in accounting policy does not change the net income, equity tables previously presented, nor the amounts recorded in Company’s financial results item.

a.II) Regarding the financial statements for the year ended on December 31, 2019: Consolidated and separate financial statements.

Impacts of adoption to IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

62

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23 - The Company reviewed the treatments given to taxes levied on profit, in order to determine the impact on the parent company's and consolidated financial statements, as determined by IFRIC 23/ICPC 22 - Uncertainty about Treatment of Taxes on Profit.

The Company reallocated the balances previously classified in the item Provisions to the item Income tax and social contribution (IR/CSLL) payable on December 31, 2019. The amounts reclassified in 2019 were R$ 109,554 in the parent company and R$ 251,646 in the consolidation, according to Note 16. This reclassification was carried out in line with the clarification of the IFRS Interpretation Committee, which clarifies that uncertain positions on taxes on profit are part of the measurement of taxes on current or deferred income.

a.III) Regarding the financial statements for the year ended on December 31, 2018: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2018, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2017, except for those described below:

IFRS 9/CPC 48 – Financial instruments, which replaced IAS 39/CPC 38 for periods beginning as from January 1st, 2018, introduces new requirements for the classification of financial assets that depend on the business model of the entity and on the contractual characteristics of the cash flow of the financial instruments; defines a new accounting method of losses by reduction in the recoverable amount and a more effective recognition; and introduces a new hedge accounting standard and impairment test with greater disclosure on the risk management activity. The new hedge accounting model represents a significant review of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result caused by changes to the credit risks of the liabilities determined to be measured by fair value.

63

The Company applied IFRS 9/CPC 48 – Financial Instruments on the effective date, with no update of the comparative information for the period beginning on January 1st, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements provided for in IAS 39/CPC 38. The Company assessed the impact and concluded that IFRS 9/CPC 48 – Financial Instruments does not impact, in a relevant manner, its financial position, financial performance or risk management activities.

IFRS 15/CPC 47 – Revenue from Contracts with Clients requires the recognition of revenue to be made in such a manner that demonstrates the transfer of goods or services to the client for an amount that reflects the expectation of the company to receive, in exchange, the rights on such goods and services. The new applicable rule, for periods beginning as from January 1st, 2018, results in greater and improved disclosures on revenue, provides guidance for transactions not previously approached in a comprehensive manner (for instance, revenue from services and contractual amendments) and improves guidance for multiple elements.

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the accumulated effect of the initial application of the IFRS 15/CPC 47 must be recognized as an adjustment in the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the date of implementation, the adjustment to the opening balance of equity resulted in a decrease in retained earnings in R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2020:

As determined by CPC 23/IAS 8, the policy change is applied as of October 1, 2020 and, for comparative purposes, the relevant balances of credits and extemporaneous payments for 2019 have been reclassified from the account of origin to “Other operating income/(expenses)”, as shown below:

			Parent Company
	2019
	Originally	Adjustment(i)	Restated
	Stated

Net revenue	26,585,322	(522,519)	26,062,803
Cost of products sold	(14,028,587)	-	(14,028,587)
Gross profit	12,556,735	(522,519)	12,034,216

Other items, not adjusted	(769,263)	-	(769,263)
Other operating income/(expenses)	749,886	522,519	1,272,405
Operational earnings	12,537,358	-	12,537,358

Financial expenses	(2,742,243)	-	(2,742,243)
Financial revenues	919,527	-	919,527
Net financial result	(1,822,716)	-	(1,822,716)

Earnings before income tax and social contribution	10,714,642	-	10,714,642

Income tax and social contribution	1,065,323	-	1,065,323
Net profits of the period	11,779,965	-	11,779,965

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the parent company during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 310,034 in the 4th quarter of 2019.

64

			Consolidated
	2019
Statement of income	Originally	Adjustment(i)	Restated
	Stated

Net revenue	52,599,709	(594,589)	52,005,120
Cost of products sold	(21,678,159)	-	(21,678,159)
Gross profit	30,921,550	(594,589)	30,326,961

Other items, not adjusted	(15,724,739)	-	(15,724,739)
Other operating income/(expenses)	878,071	594,589	1,472,660
Operational earnings	16,074,882	-	16,074,882

Financial expenses	(4,748,433)	-	(4,748,433)
Financial revenues	1,638,866	-	1,638,866
Net financial result	(3,109,567)	-	(3,109,567)

Profit sharing of joint ventures	(22,310)	-	(22,310)
Earnings before income tax and social contribution	12,943,005	-	12,943,005

Income tax and social contribution	(754,673)	-	(754,673)
Net profits of the period	12,188,332	-	12,188,332

Attributed to:
Controlling interest	11,779,965	-	11,779,965
Non-controlling interest	408,367	-	408,367

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the consolidated during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 382,104 in the 4th quarter of 2019.

65

b.II) Regarding the financial statements for the year ended on December 31, 2019:

The Company chose for the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

The following tables summarize the impacts on the adoption of the rule on the balance sheet, in the statement of income, in the comprehensive statement of income, in the statement of cash flows and in the statement of value added:

	Parent Company						Consolidated
	12/31/2018			01/01/2018			12/31/2018			01/01/2018
Balance Sheet	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Assets
Current Assets	10,646,666	-	10,646,666	11,157,284	-	11,157,284	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred income tax and social contribution	768,689	19,786	788,475	470,621	6,381	477,002	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments	60,773,044	(54,206)	60,718,838	64,353,205	(50,724)	64,302,481	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	10,514,553	982,700	11,497,253	10,806,139	380,943	11,187,082	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not adjusted	6,117,778	-	6,117,778	4,426,105	-	4,426,105	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-Current Assets	78,174,064	948,280	79,122,344	80,056,070	336,600	80,392,670	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Liabilities and shareholders’ equity

Loans and financing	233,962	154,577	388,539	351,119	161,831	512,950	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not adjusted	12,062,644	-	12,062,644	19,488,228	-	19,488,228	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	12,296,606	154,577	12,451,183	19,839,347	161,831	20,001,178	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Loans and financing	539,571	886,319	1,425,890	732,662	237,881	970,543	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not adjusted	19,643,930	-	19,643,930	24,987,914	-	24,987,914	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	20,183,501	886,319	21,069,820	25,720,576	237,881	25,958,457	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	32,480,107	1,040,896	33,521,003	45,559,923	399,712	45,959,635	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Shareholders’ Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Equity Valuation Adjustment	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not adjusted	57,710,202	-	57,710,202	57,258,757	-	57,258,757	57,710,202	-	57,710,202	57,258,757	-	57,258,757
Controlling Shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interest	-	-	-	-	-	-	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total liabilities and shareholders’ equity	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

66

			Parent Company
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	23,214,028	-	23,214,028
Cost of products sold	(12,447,880)	3,582	(12,444,298)
Gross profit	10,766,148	3,582	10,769,730

Logistic expenses	(2,266,991)	58,860	(2,208,131)
Commercial expenses	(2,372,956)	11,046	(2,361,910)
Administrative expenses	(1,326,741)	1,642	(1,325,099)
Other items, not adjusted	865,727	-	865,727
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299
Operational earnings	12,461,179	71,437	12,532,616

Financial expenses	(4,403,313)	(114,559)	(4,517,872)
Other items, not adjusted	2,158,542	-	2,158,542
Net financial result	(2,244,771)	(114,559)	(2,359,330)

Earnings before income tax and social contribution	10,216,408	(43,122)	10,173,286

Income tax and social contribution	808,270	13,405	821,675
Net profits of the period	11,024,678	(29,717)	10,994,961

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Consolidated
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	50,231,336	-	50,231,336
Cost of products sold	(19,269,627)	20,204	(19,249,423)
Gross profit	30,961,709	20,204	30,981,913

Logistic expenses	(6,736,474)	129,260	(6,607,214)
Commercial expenses	(5,729,523)	8,226	(5,721,297)
Administrative expenses	(2,367,221)	3,756	(2,363,465)
Other items, not adjusted	860,926	-	860,926
Operational earnings	16,989,417	161,446	17,150,863

Financial expenses	(4,562,251)	(206,864)	(4,769,115)
Other items, not adjusted	738,815	-	738,815
Net financial result	(3,823,436)	(206,864)	(4,030,300)

Profit sharing of joint ventures	1,040	-	1,040
Earnings before income tax and social contribution	13,167,021	(45,418)	13,121,603

Income tax and social contribution	(1,789,594)	15,701	(1,773,893)
Net profits of the period	11,377,427	(29,717)	11,347,710

Attributed to:
Controlling interest	11,024,678	(29,717)	10,994,961
Non-controlling interest	352,749	-	352,749

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

67

			Parent Company			Consolidated
	2018			2018
Comprehensive statement of income	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710

Total profits and (losses) on conversion of operations abroad	1,643,491	213	1,643,704	1,766,433	213	1,766,646

Other items, not adjusted	520,670	-	520,670	519,344	-	519,344

Comprehensive result of the period	13,188,839	(29,504)	13,159,335	13,663,204	(29,504)	13,633,700
Attributed to:
Controlling interest	13,188,839	(29,504)	13,159,335	13,188,839	(29,504)	13,159,335
Non-controlling interest	-	-	-	474,365	-	474,365

			Parent Company			Consolidated
	2018			2018
Statement of cash flow	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Depreciation, amortization and impairment	2,164,869	201,259	2,366,128	4,023,054	425,375	4,448,429
Net financial result	2,244,771	114,559	2,359,330	3,823,436	206,864	4,030,300
Income tax and social contribution	(808,270)	(13,405)	(821,675)	1,789,594	(15,701)	1,773,893
Profit sharing of subsidiaries, affiliates and joint ventures	(6,795,992)	3,693	(6,792,299)	(1,040)	-	(1,040)
Other items, not adjusted	267,364	-	267,364	(831,288)	-	(831,288)
Cash flow of operating activities before working capital and provisions	8,097,420	276,389	8,373,809	20,181,183	586,821	20,768,004

Cash generation from operating activities	7,341,821	276,389	7,618,210	19,734,610	586,821	20,321,431

Paid interest	(1,626,470)	(94,636)	(1,721,106)	(621,879)	(151,941)	(773,820)
Other items, not adjusted	8,276,878	-	8,276,878	(1,201,536)	-	(1,201,536)
Cash flow of operating activities	13,992,229	181,753	14,173,982	17,911,195	434,880	18,346,075

Payment of lease liabilities	-	(181,753)	(181,753)	(13,104)	(434,836)	(447,940)
Other items, not adjusted	(21,710,953)	-	(21,710,953)	(13,208,508)	-	(13,208,508)
Cash flow of financial activities	(21,710,953)	(181,753)	(21,892,706)	(13,221,612)	(434,836)	(13,656,448)

Other items, not adjusted	7,975,565	-	7,975,565	(3,675,706)	-	(3,675,706)
Net increase/(decrease) in cash and cash equivalents	256,841	-	256,841	1,013,877	44	1,013,921
Effect of foreign-exchange variation	-	-	-	96,886	(44)	96,842

68

	Parent Company			Consolidated
	2018			2018
Statement of value added	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated

Revenue	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Other items, not adjusted	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Inputs purchased from third parties	(17,550,769)	171,641	(17,379,128)	(28,417,380)	319,503	(28,097,877)
Costs of products, goods and services sold	(13,945,502)	-	(13,945,502)	(18,955,201)	7,988	(18,947,213)
Materials, energy, third party services and others	(3,518,914)	171,641	(3,347,273)	(9,282,669)	311,515	(8,971,154)
Other items, not adjusted	(86,353)	-	(86,353)	(179,510)	-	(179,510)
Gross value added	25,184,511	171,641	25,356,152	48,559,216	319,503	48,878,719

Retentions	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Depreciation and amortization	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Net produced value added	23,105,995	(29,617)	23,076,378	44,715,672	(105,872)	44,609,800

Value added received on transfer	8,994,748	(3,693)	8,991,055	385,228	-	385,228
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299	1,040	-	1,040
Other items, not adjusted	2,198,756	-	2,198,756	384,188	-	384,188
Total value added to distribute	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Distribution of value added	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Taxes, fees and contributions	14,951,904	(13,405)	14,938,499	24,700,335	(15,701)	24,684,634
Federal	3,654,331	(13,405)	3,640,926	9,621,961	(15,701)	9,606,260
Other items, not adjusted	11,297,573	-	11,297,573	15,078,374	-	15,078,374
Remuneration of third party capital	4,324,668	9,812	4,334,480	4,558,199	(60,454)	4,497,745
Financial expenses, except tax on financial transactions	4,216,861	114,559	4,331,420	4,224,625	206,864	4,431,489
Rents	107,807	(104,747)	3,060	333,574	(267,318)	66,256
Remuneration of equity	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Retained profits	3,479,070	(29,717)	3,449,353	3,479,070	(29,717)	3,449,353
Other items, not adjusted	7,545,608	-	7,545,608	7,898,357	-	7,898,357
Other items, not adjusted	1,799,493	-	1,799,493	4,464,939	-	4,464,939

69

b.III) Regarding the financial statements for the year ended on December 31, 2018:

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the cumulative effect of the initial application of IFRS 15/CPC 47 must be recognized as an adjustment to the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease in the retained earnings of R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i)   Recognition of assets and liabilities related to extemporaneous tax credits and debts

The accounting policy applied by the Company considers the recognition of credits and extemporaneous payments of taxes of any nature as determined by IAS 37/CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

Provided that, the credits are recognized only when the management (i) has elements that guarantee that the right is virtually certain; and (ii) that the amount to be offset or refunded is reliably measured. If the recovery of the asset is probable or the amount cannot be reliably measured, the amounts are not recognized in the accounts, but are disclosed in note 31 of Contingencies in Contingent Assets. The management understands that, in cases of pending lawsuits, obtaining a final and unappealable decision for a Company’s specific lawsuit is the condition required to confirm the existence of its right, except for specific circumstances relevant to the concrete case that allow not only the recognition of its right, but an objective and reliable measurement.

Debts arising from the same nature are recognized if (i) it arises from a past event; (ii) has a present obligation; (iii) expected disbursement is probable and (iv) the amounts are reliably estimated. If the expectation of disbursement is possible or the amount cannot be reliably measured, the amounts are presented in the note of Contingencies.

70

Both contingent assets and liabilities are periodically assessed to ensure that developments are accurately reflected and disclosed in the financial statements.

As of October 1, 2020, the accounting policy for the recognition of assets and liabilities related to the recognition of credits and extemporaneous payments of taxes of any nature is recorded in item “Other operating income/(expenses)”, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature.

(ii) Leases

Until December 31, 2018, leases of assets in which the risks and benefits of the asset were substantially retained by the lessor were classified as operating leases. Operational lease payments were recognized in the income statement as payments were incurred until the end of the agreement.

IFRS 16/CPC 06 (R2) - Leases replaced the existing lease accounting requirements and was adopted in full retrospectively by the Company, resulting in a significant change in the accounting treatment and disclosure of leases that were previously classified as operating leases, with more assets and liabilities reported in the balance sheet and recognition of the lease costs and relevant interpretations.

Leases are recognized as a right-of-use asset and a corresponding liability on the date that the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the financial expense. The financial expenses are recognized in the income statement during the lease period. Right-of-use assets are depreciated over the shortest period between the useful life of the asset and the lease term, using the straight-line method.

The assets and liabilities arising from a lease are initially measured at present value and, when measuring lease liabilities, the Company discounts lease payments using incremental loan rates.

Payments associated with short-term leases and all leases of low-value assets are recognized using the straight-line method as an expense in the income statement. Short-term leases are leases with a term of 12 months or less. Low-value assets comprise assets with a value equal to or less than 5 thousand dollars.

(iii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

71

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the number of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv) Reduction at the recovery value (impairment) of non-financial assets

The Management assesses on a quarterly basis whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the estimated future cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(v) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

1) Restructuring

A provision for restructuring is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already started or announced. Expenses related to the Company's normal activities and future conduct are not provisioned, but they are recognized when an expense has been incurred.

72

The provision includes the commitments related to the benefits that will be paid by the Company to the employees dismissed in the restructuring.

2) Disputes and litigation

The provision for disputes and litigation is recognized when it is more likely than unlikely that the Company will be required to make future payments as a result of past events. Such payments include, but are not limited to, various claims, proceedings and actions initiated by both third parties and the Company, relating to antitrust laws, breach of distribution and licensing agreements, environmental matters, labor disputes, complaints from tax authorities and other litigious matters.

(vi) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vii) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vii.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vii.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

73

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(viii) Current and deferred taxes

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases, the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (t)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

74

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(ix) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(x) Measurement of financial instruments, including derivatives

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the Company. The financial risk management policy of the Company prohibits the use of derivatives when not related to the business of the Company.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Group changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

75

Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the Company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.

The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the Company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC 48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

76

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(xi) Accounting and Disclosure Rule in Highly Inflationary Economy

In July 2018, considering that the cumulative inflation over the previous three years in Argentina was above 100%, the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) was required. IAS 29/CPC 42 requires disclosure of the results of the operations of the Company in Argentina as if they were highly inflationary as from January 1st, 2018 (beginning of the period in which the existence of hyperinflation is identified).

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index.

The financial statements of an entity of which the functional currency is that of a highly-inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

77

As a consequence of the aforementioned, the Company applied the accounting rule in highly inflationary economy to its subsidiaries in Argentina in the consolidated and separate financial statements, applying the rules of IAS 29/CPC 42 as follows:

•	accounting and disclosure rule in highly inflationary economy was applied as from January 1st, 2018 (according to paragraph 4 of IAS 29/CPC 42, the rule must be applied to the financial statements of any entity as from beginning of the period in which it the existence of hyperinflation is identified);

•	the non-monetary assets and liabilities registered by the historical cost (for instance, property, plant and equipment, intangible assets, goodwill, etc.) and the equity of the subsidiaries in Argentina were updated by an inflation index. The hyperinflation impacts resulting from changes to the general acquisition power up to December 31, 2017 were reported in retained earnings and the impacts of the changes to the general acquisition power as from January 1st, 2018 were reported in the statement of income in a specific item for hyperinflation adjustment, in the financial result (see Note 24 – Financial expenses and revenues). According to paragraph 3 of IAS 29/CPC 42, there is not a defined general price index, but it allows the execution of the judgment when the update of the financial statements is necessary. Thus, the updated indices were based on resolution 539/18 issued by the Argentinean Federation for the Council of Economic Science Professionals: (i) as from January 1st, 2017, the national IPC (consumer’s price index), and (ii) up to December 31, 2016, IPIM (internal wholesale price index).

•	the income statement is adjusted at the end of each reporting period by using the general price index variation and, afterwards, converted at the closing foreign exchange rate of each period (instead of the average rate accumulated in the year for economies which are not highly inflationary), thus resulting the effects on the items of the income statement, both of the inflation index and of the currency conversion;

•	the income statement for the year 2017 and for the first and second quarters of 2018 and the respective balance sheets of the subsidiaries in Argentina were not restated. According to IAS 21, paragraph 42 (b) when the amounts are converted into the non-hyperinflationary economy currency, the comparative amounts must be those that would be presented as amounts of the current year in the financial statements for the previous year (that is, not adjusted to subsequent changes to the level of prices or subsequent changes to the foreign rates).

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto, especially notes 30 and 32.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

78

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2020, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 4,663.4 million, consisting in R$ 3,080.2 million for our business segment in Brazil, R$ 668.6 million for our business segment in CAC, R$ 529.4 million related to investments in our operations in Latin America South and R$ 385.1 million related to investments in Canada.

In 2019, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 5,069.4 million, consisting in R$ 3,176.5 million for our business segment in Brazil, R$578.4 million for our business segment in CAC, R$ 1,025.0 million related to investments in our operation in Latin America South and R$ 289.5 million related to investments in Canada.

In 2018, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 3,571.0 million, consisting in R$ 1,811.9 million for our business segment in Brazil, R$500.4 million for our business segment in CAC, R$ 1,040.8 million related to investments in our operation in Latin America South and R$ 217.8 million related to investments in Canada.

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,446.5 million for our business segment in Brazil, R$413.2 million for our business segment in CAC, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2021, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

79

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, the relevant divestment refers to the sale of the property in Mooca, in the amount of R$ 162 million, whose process started in 2020.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2018, we performed transformational investments in our beer portfolio in Brazil, with innovations in new liquids and packaging. In our technological development center in Rio de Janeiro, we developed Skol Hops, a pure malt beer with aromatic hops, and Skol Puro Malte, a pure malt beer with the characteristic lightness of Skol, the first one launched in 2018 and the second launched at the beginning of January 2019. Both strengthen the Skol brand, reinforcing its innovation attribute. Still regarding new liquids, we presented to consumers the regional beers Nossa and Magnífica. Both have, among their ingredients, cassava cultivated in its states of origin, Pernambuco and Maranhão, respectively. With this, the brands contribute to the development of the regional economy, at the same time representing a more affordable alternative for consumers. Finally, we introduced in the market new flavors from Colorado and Wals breweries and, in the “future beverages” segment, new flavors in the Skol Beats family. In addition to the new liquids, we developed new packaging, aiming at providing a better experience to consumers. For Skol brand, we launched a new visual identity for all its packaging versions; meanwhile, Budweiser brand has also been renewed, and Brazil was the first country to introduce it in the market, both in the long-neck bottle and in the sharing-size bottle. In addition, we launched cans for Serramalte beer, as well as for Colorado and Wals beers, in addition to the glass bottle for the whole grape juice Do Bem. With such innovations, we seek to approach the different preferences of consumers by always providing better consumption experiences.

In 2019, we continue to see the trend of expansion of the premium segment as a significant opportunity: we launched Stella Artois Low Gluten, the first premium beer to address the health and wellness trend in Brazil, Beck’s, a legitimate pure malt beer that has followed the German purity law since 1873, started its roll-out focusing on the southeastern region of the country. We have also successfully conducted a pilot for a new variety of Brahma: the Brahma Duplo Malte, a core plus beer pure malt produced with two types of malt. Brahma Duplo Malte reinforces brewing expertise and has a positive impact on Brahma’s brand power. Also, in Brazil, continuing the launch of craft beers, we launched Legítima beer in the state of Ceará. In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager. At NAB we continue to make important investments in our main brand, Guaraná Antarctica, launching its new visual brand identity.

Innovation and transformation of our business are pillars and central elements of our commercial strategy.

80

During 2020, the COVID-19 pandemic played a relevant role in accelerating consumer trends in which we were already investing, reinforcing the need for an innovative and consumer-centric mindset. We are guided by a structure with five growth drivers involving innovation and integrated digital solutions that drive the resolution of problems for our customers and consumers: (i) new flavors and better value-added propositions, (ii) convenience for consumers, (iii) innovation in services for our customers, (iv) health and wellness, and (v) future beverages. In Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which brings in its recipe the Munich and Pilsner malts and a creaminess that deliver a differentiated experience to consumers, making the product a leader in the core plus segment in the year of its launch. We also invested in the visual renovation of Bohemia, which continued to show strong sequential results and closed the year with the second position in the core plus segment. Our premium beer portfolio maintained a growth rate above the beer industry, with the strengthening of our global brands. We also launched two new beers produced with local ingredients, Berrió from Piauí and Esmera from Goiás, contributing to the promotion of the economy and culture of the States where they are produced and sold. Finally, we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla. In the non-alcoholic beverages (NAB) category, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio.

10.9 – Other factors with material influence

The outbreak of COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which the Company operates, and, consequently, the results of its operations. The pandemic and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, Company’s management observed the stocking behavior of products and the consequent increase in volume at the beginning of the crisis. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that the Company observed a greater reduction in volume the greater the weighting of the on-trade channel. In addition, in all countries there was an increase in sales via e-commerce, although this channel represents a small portion of Company’s total volume.

Company’s management carried out a series of analyses on the impact of the COVID-19 pandemic, which involved (i) the review of the assumptions of the annual impairment test, (ii) analysis of possible credit losses and inventory obsolescence, (iii) review of measurement assumptions for financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, (v) assessment of the relevant estimates used to prepare the interim financial statements, among other analyses. Any impacts derived from these analyses are reflected in Company’s financial statements.

* * *

81

EXHIBIT A.II – ALLOCATION OF NET PROFIT

(as exhibit 9-1-II to CVM Instruction 481/09)

1. Net profit for the year:

Net profit as per company law	R$ 11,379,394,019.03

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared.

Overall value of dividends and IOC (gross)	R$ 7,716,366,664.66
Overall value of dividends and IOC (net)	R$ 6,872,923,954.06

Overall value of dividends	R$ 1,206,867,963.63
Overall value of IOC (gross)	R$ 6,509,498,701.04
Overall value of IOC (net) [1]	R$ 5,666,055,990.44

Total (dividends + IOC)
Amount per share (net)
Common	R$ 0.4283

Amount per share (gross)
Common	R$ 0.4904

Dividends
Amount per share
Common	R$ 0.0767

IOC
Amount per share (gross)
Common	R$ 0.4137

Amount per share (net)
Common	R$ 0.3516

(1) The net amount of IOC cannot be directly calculated by the rate of 15% since there are exempted persons

3. Percentage of net profit distributed for the fiscal year:

Percentage of net profit distributed for the fiscal year	67.81%
Net percentage of net profit distributed	60.40%
82

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years:
In 2020, dividends based on the profit of previous years were not distributed.

5. State, having deducted the advance dividends and interest on own capital already declared:

a)   The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

b)   The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

c) Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

d)   Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

6. If dividends or interest on own capital have been declared based on profits assessed in balance sheets prepared every six months or in shorter periods:

a) State the amount of the dividends and interest on own capital already declared.

b) State the date of the respective payments.

Total amount of the dividends or interest on own capital already declared related to the fiscal year ended on December 31, 2020, based on profits assessed in balance sheets prepared every six months or in shorter periods:

Gross: R$ 7,716,366,664.66

Net of Withholding Income Tax (IRRF) on IOC/dividends: R$ 6,872,923,954.06

Board of Directors’ Meeting held on December 9, 2020 Payment date: December 30, 2020 Total Gross Amount: R$ 6,509,498,701.04 Total Net Amount: R$ 5,666,055,990.44	DIVIDENDS (exempt from WHT)
Common	-
GROSS IOC
Common	0.4137
NET IOC
Common	0.3516

83

Board of Directors’ Meeting held on December 21, 2020 Payment date: January 28, 2021 Total Gross Amount: R$ 1,206,867,963.63 Total Net Amount: R$ 1,206,867,963.63	DIVIDENDS (exempt from WHT)
Common	0.0767
GROSS IOC
Common	-
NET IOC
Common	-

7. Comparative table presenting the following values per share of each type and class:

a) Net profit for the fiscal year and the previous three fiscal years.

Profit per share:	Common (R$)
2020	0.72
2019	0.75
2018	0.70
2017	0.47
Profit per share (net of treasury shares)
2020	0.72
2019	0.75
2018	0.70
2017	0.47

b) Dividends and interest on own capital distributed during the previous three fiscal years.

Under the corporations laws (R$)
2019
Dividend per share:	Common
Dividends	0.0000
IOC (gross)	0.4906
IOC (net)	0.4170
2018
Dividend per share:	Common
Dividends	0.1600
IOC (gross)	0.3200
IOC (net)	0.2720
2017
Dividend per share:	Common
Dividends	0.2300
IOC (gross)	0.3100
IOC (net)	0.2635

8. Allocation of profits to the Legal Reserve:
The Company's Legal Reserve currently in the amount of R$ 4,456 thousand, plus the amount of capital reserves set forth in Paragraph 1 of article 193 of Law No. 6404/76, exceeded 30% of the capital stock, reason why there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2020 to its composition.

84

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividend:

a) Describe the manner of calculation as provided on the bylaws

Pursuant to §3 of article 42 of the Company’s bylaws, 5% of the net profit for the year will be allocated to the legal reserve, which shall not exceed 20% of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.
The mandatory dividend was fully paid.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend:
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve:
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 42, §3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with §4 of article 42 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital stock.

b) Identify the amount intended for the reserve.
RESERVE FOR INVESTMENT
Proposed allocation	R$ 3,713,041,678.34

85

c) Describe how the amount was calculated.
CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	11,379,394,019.03
Reversal of the effect of revaluing fixed assets using historic cost (1)	11,823,167.53
Effect of the application of IAS 29/CPC 42 (hyperinflation) (2)	1,344,887,000.00

Tax incentives reserve	(1,332,751,795.49)

Subtotal	11,403,352,391.07

Dividends distributed	(1,206,867,963.63)
Interest on own capital distributed	(6,509,498,701.04)

Subtotal	3,686,985,726.41

Expired dividends	26,055,951.93

Subtotal	3,713,041,678.34

Reserve for investments	(3,713,041,678.34)

Outstanding balance to be distributed	-
(1)	Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev originally owned by Anheuser-Busch InBev S.A./N.V., by means of Interbrew International B.V and of AmBrew S.A until the contribution of said equity to the capital of the Company, as disclosed in a relevant fact of the Companhia de Bebidas das Américas – Ambev published on May 10, 2013 and described under item 15.7 of the Company’s reference form (“Contribution of Shares”). The Contribution of Shares was recognized in the financial statements for the purposes of disclosure, pursuant to the historic cost method described in section 10.5 of Exhibit A.I of this proposal, but this portion does not belong to the Company.

(2)	According to described in Note 1(b) to the Consolidated Financial Statements of December 31, 2020, in July 2018, considering that the accrued inflation in the last three years in Argentina was over 100%, the application of accounting rule and disclosure in highly inflationary economy (IAS 29/CPC 42) is now required.

15. Retention of profits established in the budget:
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.
It is proposed allocating to the Reserve for Tax Incentives a total amount of R$ 1,332,751,795.49 of which (i) R$ 1,295,560,018.09refer to state ICMS tax incentives received by several of the Company’s units; (ii) R$ 34,975,098.86refer to tax incentives in the state of Sergipe pursuant to Law No. 5.382/04; and (iii) R$ 2,216,678.54 refer to Federal Income Tax Reinvestment Incentives granted by the SUDENE, pursuant to article 19 of Law No. 8167/91.

* * *

86

EXHIBIT A.III – INFORMATION OF THE CANDIDATES TO THE POSITION OF MEMBER OF THE COMPANY'S FISCAL COUNCIL

(as items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of members of management, Fiscal Council and statutory audit committee

Name: Taxpayer No. (CPF)	Date of birth Profession	Management body Position held	Date elected Took office	Term of office Elected by controlling shareholder
Other positions and duties for Issuer

If the designated member is an independent member, criterion used by the issuer to determine their independence;

Consecutive term of offices

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/29/2021	Until the 2022 AGM
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by the controlling shareholder	05/05/2021 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
6th term of office
Elidie Palma Bifano	05/16/1947	Fiscal Council	04/29/2021	Until the 2022 AGM
395.907.558-87	Lawyer	Fiscal Council (effective member) / elected by the controlling shareholder	05/05/2021 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
3rd term of office
87

Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/29/2021	Until the 2022 AGM
667.460.867-04	Civil engineer	Fiscal Council (effective member) / elected by the minority shareholders	05/05/2021 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the minority shareholders.
2nd term of office
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/29/2021	Until the 2022 AGM
009.251.367-00	Engineer	Fiscal Council (alternate member) / elected by the controlling shareholder	05/05/2021 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
9th term of office
Eduardo Rogatto Luque	07/06/1969	Fiscal Council	04/29/2021	Until the 2022 AGM
142.773.658-84	Contador	Fiscal Council (alternate member) / elected by the controlling shareholder	05/05/2021 (estimated)	Yes
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Member elected by the controlling shareholder.
2nd term of office
Carlos Tersandro Fonseca Adeodato	01/02/1954	Fiscal Council	04/29/2021	Until the 2022 AGM
337.770.397-72	Economist	Fiscal Council (alternate member) / elected by the minority shareholders	05/05/2021 (estimated)	No
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Independent member - elected by the minority shareholders.
2nd term of office
88

Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

Mr. Rezende holds the position of effective member of the Company’s Fiscal Council since 2016. Over the past five years, he held the following positions with the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; (ii) member of the audit committee of Diagnósticos da America S.A. – DASA; and (iii) member of audit committee of Banco CSF S.A. In addition, he acted as risk management partner of the consulting practice at PricewaterhouseCoopers Brazil (2005 to 2011), which main activities are auditing services; leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (2006 to 2014) and the Americas (2009 to 2014); andPricewaterhouseCoopers the partner in charge of delivering Risk Assurance Services (RAS) at PricewaterhouseCoopers (relating to auditing processes and systems) since 1998. Mr. Rezende is a certified fiscal council member by the Brazilian Institute of Governance (IBGC). Currently, he holds the position of Chairman of the Company’s Fiscal Council. Mr. José Ronaldo Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

Elidie Palma Bifano - 395.907.558 - 87

Mrs. Bifano holds the position of effective member of the Company’s Fiscal Council since 2019. Over the past five years, she held the following positions with the following companies/institutions: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; (iii) Professor of the post-graduation courses strictu sensu of IBDT, IBET, APET, CEU; and (iv) effective member of the Company’s Fiscal Council. In addition, she was member of Banco Santander (Brasil) S.A.’s Audit Committee (2012 to 2018) and audit partner of the tax consultancy area at PricewaterhouseCoopers (1974 to 2012). Mrs. Elidie Palma Bifano has declared that, for all legal purposes, she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Mr. Bouhid holds the position of effective member of the Company’s Fiscal Council since 2020. Over the past five years, he held the following positions in the following companies/institutions: (i) effective member of the fiscal council at Norte Energia S.A.; and (ii) alternate member of the Company’s Fiscal Council. In addition, Mr. Bouhid acted as Chief Executive Officer (CEO) of BB Securities Ltd. (2013 to 2015), a wholly-owned subsidiary of Banco do Brasil headquartered in London that acts as a broker and distributor of bonds and securities for the EMEA region, having at the time led the AMBIMA ranking (Brazilian Finance and Capital Markets Association) with public offers by BB Seguridade, Petrobrás, BRFoods, CPFL, BTG Pactual, among others; also acted as Executive Manager at BB Banco de Investimentos (2009 to 2013), being responsible for the corporate governance and private equity area of the bank; member of the Board of Directors of BB Securities in London (2013 to 2015); member of the Fiscal Council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector (2011 to 2013); member of Brasil Saúde’s Fiscal Council (2009 to 2010); and member of BrasilCap’s Fiscal Council (2001 to 2009). Mr. Vinicius Balbino Bouhid has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

89

Emanuel Sotelino Schifferle - 009.251.367-00

Mr. Schifferle holds the position of alternate member of the Company’s Fiscal Council since 2013. Over the past five years, he held the following positions in the following companies/institutions: (i) managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities; and (ii) member of the Fiscal Council of Estácio Participações S.A., a listed company whose main activities are development and management of educational activity and institutions (2008 to 2020). In addition, Mr. Schifferle acted as (i) member of the Fiscal Council of América Latina Logística (ALL), a listed company whose main activity is providing rail and road transportation services (2004 to 2009); (ii) alternate member of the Fiscal Council of Companhia de Bebidas das Américas - Ambev (2005 to 2014), which was succeeded by the Company as of January 2, 2014, as described in item 6.3 of its Reference Form; (iii) member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties (2007 to 2011); and (iv) member of the Fiscal Council of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments (2011 to 2015). Mr. Emanuel Sotelino Schifferle has declared, for all legal purposes, that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

Mr. Luque holds the position of alternate member of the Company’s Fiscal Council since 2020. In the past 5 years, he has held the following positions in the following companies/institutions: (i) managing partner and leader of the areas of Quality and Technical Committee of the Irko Group; (ii) chairman of the Fiscal Councils of Qualicorp S.A. and Natura & Co; (iii) effective member of the Fiscal Councils of Itaúsa S.A. and Fundação Zerrenner; (iv) Vice-President and Financial Officer at ABRAPSA - Brazilian Association of Administrative Service Providers; (v) member of the Institute of Independent Auditors of Brazil (IBRACON); (vi) member of California AICPA (CALAICPA); (vii) member of the Brazilian Institute of Corporate Governance (IBGC; and (viii) member of the Brazilian Accounting Institutes (CRC and CFC). In addition, he was a partner at PricewaterhouseCoopers (2004 to 2016), a company he worked for 27 years. Mr. Eduardo Rogatto Luque has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Carlos Tersandro Fonseca Adeodato - 337.770.397/72

Mr. Adeodato holds the position of alternate member of the Company’s Fiscal Council since 2020. Over the past 5 years, he has been involved in rendering advising and consulting services at the company Comatrix Soluções Ltda., located in Rio de Janeiro, and at DOT Digital Group, located in Santa Catarina, and acting as the representative of HydroCarbon Dynamics (HCDi) in Brazil, a subsidiary of Indago Energy with headquarters in Australia. In addition, Mr. Adeodato has acted as Chief Financial and Investor Relations Officer at HRT Participações em Petróleo and Chief Financial Officer at HRT Exploração em Petróleo Ltda (2010 to 2013). Mr. Carlos Tersandro Fonseca Adeodato has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

90

12.6- For each person who acted as a member of the board of directors or the Fiscal Council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	8	100%
Elidie Palma Bifano	8	100%
Vinicius Balbino Bouhid	8	100%
Emanuel Sotelino Schifferle	8	100%
Eduardo Rogatto Luque	8	100%
Carlos Tersandro Fonseca Adeodato	8	100%

* Meetings held from 05/06/2020 to 03/16/2021.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)   the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and its management.

b)  members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries

91

c) members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's directly or indirectly controlling shareholders.

d)   members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)   company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the Fiscal Council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)   directly or indirectly controlling shareholder of the Company:

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Eduardo Rogatto Luque	142.773.658-84	Service Supplier	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of Fundação Zerrenner’s Fiscal Council.
Note
N/A

92

c) if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relevant relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's Fiscal Council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.

***

93

Exhibit A.IV – Compensation of the Management

(as item 13 of Exhibit 24 to CVM Instruction 480/09)

13.1 Compensation policy and practice for the Board of Directors, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Remuneration and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Remuneration and Stock Option Policy for the Board of Officers may be found at the following electronic address: ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Remuneration Policy for the Board of Officers”.

There is no policy formally approved for the remuneration of the Board of Directors and its advisory committees, nor the Fiscal Council.

b. compensation elements, indicating:

i. description of the elements of the compensation and the purposes of each of them

Pursuant to article 15, paragraph 1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Annual General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results. The Company also has a Stock Option Plan (“Option Plan”) and a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), for more information see item 13.4 of this Exhibit A.IV. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 13.10 of this Exhibit A.IV.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Directors are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 13.10 of this Exhibit A.IV.

94

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions. The members of the Fiscal Council are not entitled to receive variable compensation.

d) Committees

All members of the Related Parties and Antitrust Conducts Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2020	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	54.54%	33.99%	100.00%	100.00%
Fees	45.45%	27.56%	83.33%	100.00%
Direct and indirect benefits	0.00%	1.22%	-	-
Charges	9.09%	5.21%	16.67%	0.00%
Variable compensation	0.00%	0.00%	-	-
Share-based compensation, including stock Options	45.46%	66.01%	-	-

2019	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	45.35%	31.72%	100%	100%
Fees	37.79%	25.37%	83.33%	100%
Direct and indirect benefits	0.00%	1.37%	-	-
Charges	7.56%	4.97%	16.67%	-
Variable compensation	7.84%	11.43%	-	-
Share-based payment and stock Options	46.82%	56.85%	-	-

95

2018	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	44.09%	36.85%	100%	100%
Fees	36.74%	28.69%	83.28%	100%
Direct and indirect benefits	0.00%	2.10%	-	-
Charges	7.35%	6.06%	16.72%	-
Variable compensation	3.26%	5.80%	-	-
Share-based payment and stock options	52.65%	57.36%	-	-

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2020, 2019 and 2018) and are reimbursed for their travels and lodging expenses required for the performance of their duties.

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

iii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research carried out according to the terms indicated in sub-item (h) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the Stock Plan, please refer to item 13.4 below.

Both for purpose of compensation and for purpose of granting stock / options the achievement of annual targets as well as other results delivered in the year, meritocracy criteria and seniority level of the executive are taken into consideration.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

96

The possibility of granting options and shares encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its managers, with restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted depending on the reinvestment level of the variable compensation.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, with lock-up periods of 5 to 10 years, therefore encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

The alternate members and 3 members of the Board of Directors that are also part of the management of the Parent Company (Anheuser-Busch InBev S.A./N.V - “ABI”), which bears the compensation payment of these members, do not receive compensation from the Company.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company, according to their respective functions and competencies.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The managers have the possibility to reinvest their variable compensation in the Company, by using said compensation, in total or in part, for the exercise of the stock option granted within the Option Plan. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

97

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the binding vesting period, the restriction on sale applicable to the corresponding shares or the delivery of stock options or shares being contingent upon the executive continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the appreciation of the shares issued by the Company, to encourage the retaining of talent as well as such appreciation of shares.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

The alternate members and 3 members of the Board of Directors that are also part of the management of the Parent Company (ABI), which bears compensation payment of these members, do not receive compensation from the Company.

In addition, on November 25, 2008, certain managers of the Company received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately 5 million options, with approximately 1 million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately 107 thousand restricted shares, of which approximately 2,500 to members of the Board of Officers and 104 thousand restricted shares to members of the Board of Directors.

In 2018, certain members of the Board of Directors received 2.3 million in ABI options and certain members of the Board of Officers received 0.01 million in ABI options, being 1.7 million in options that are conditional on achieving CAGR EBITDA of 7% in the fifth year. In the case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting period of 5 years. In addition, in 2018, there was a concession of restricted shares issued by ABI in a total of 0.2 million shares with vesting period of 5 years.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting period of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting period of 5 years.

In 2020, certain members of the Board of Directors received 4.2 million in ABI options and certain members of the Board of Officers received 4.5 million in ABI options. The options have a vesting period of 5 years. In addition, in 2020, restricted shares issued by ABI were granted to certain members of the Board of Officers and the Board of Directors, in a total of 1.9 million shares with vesting period of 3 and 5 years.

98

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the Operations, Finance and Compensation Committee and the Board of Directors. The Compensation, Financial and Operation Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the Operations, Finance and Compensation Committee, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the top management and employees, thus included the managers or holders of equivalent officer positions of the Company.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder and the alternates do not receive any fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria and the seniority level of the executive. Without prejudice to the evaluation by the Operations, Finance and Compensation Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the Operations, Finance and Compensation Committee evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

99

13.2. Regarding the compensation of the Board of Directors, Board of Officers and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2021	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	13.00	6.00	32.00
No. of members receiving compensation	8.33	13.00	6.00	27.33
Annual Fixed Compensation
Salary/fees	6,775,028.00	18,260,927.00	1,845,504.00	26,881,459.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others(i)	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	4,687,313.00	35,380,305.00	-	40,067,618.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	809,886.61	-	809,886.61
Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options (i)	8,745,928.67	43,521,959.16	-	52,267,887.83
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	25,556,059.85	97,973,077.77	1,845,504.00	125,374,641.63

(i) In accordance with the new CVM guidance disclosed in the Circular-Notice/CVM/SEP/No. 01/2021, the table above does not taken into account amounts referring to employer’s payroll charges, following the decision of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10. For comparative purposes, the Company has disclosed such employer’s payroll charges in item 13.16 of this Exhibit A.IV.

100

2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.77	6.00	30.77
No. of members receiving compensation	8.67	11.77	6.00	26.44
Annual Fixed Compensation
Salary/fees	5,836,630.00	15,369,213.00	1,716,643.00	22,922,486.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,167,326.00	2,906,535.00	343,329,00	4,417,190.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	681,636.80	-	681,636.80
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	5,838,795.76	36,816,162.01	-	42,654,957.78
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	12,842,751.76	55,773,546.81	2,059,972.00	70,676,270.58

101

2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.92	5.67	29.58
No. of members receiving compensation	8.00	10.92	5.67	24.58
Annual Fixed Compensation
Salary/fees	5,413,489.00	15,434,648.00	1,598,250.00	22,446,387.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,082,698.00	3,025,520.00	319,650.00	4,427,868.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,122,565.00	6,955,545.00	-	8,078,110.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	835,527.00	-	835,527.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	6,706,482.00	34,586,878.00	-	41,293,360.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	14,325,234.00	60,838,118.00	1,917,900.00	77,081,252.00

102

2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.67	5.58	29.25
No. of members receiving compensation	8.33	10.67	5.58	24.58
Annual Fixed Compensation
Salary/fees	5,300,357.00	11,602,815.00	1,490,306.00	18,393,478.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,060,071.00	2,450,542.00	299,254.00	3,809,867.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	469,575.00	2,344,266.00	-	2,813,841.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	849,976.37	-	849,976.37
Termination Benefits	-	-	-	-
Share-based compensation, including stock options(i)	7,595,577.00	23,201,114.00	-	30,796,691.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	-
Total compensation	14,425,580.00	40,448,713.00	1,789,560.00	56,663,853.37

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

Note: The alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

103

13.3. Regarding the variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation – forecast for 2021
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	13.00	6.00	32.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	205,070	1,536,645	-	1,741,715
Maximum amount according to compensation plan	4,687,313	35,380,305	-	40,067,618
Amount provided for in compensation plan in case the targets are met	2,458,328	18,420,926	-	20,879,254

Variable compensation – fiscal year ended on December 31, 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.77	6.00	30.77
No. of members receiving compensation	0.00	0.00	0.00	0.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Note: The difference between the minimum forecasted amount and the amount effectively recognized in the income statement for the fiscal year of 2020 is mainly due to the variable component of the compensation, which is linked to specific performance goals of the Company’s managers.

104

Variable compensation – fiscal year ended on December 31, 2019
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.92	5.67	29.58
No. of members receiving compensation	1.00	10.92	0.00	11.92
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	204,526	1,473,022	-	1,677,548
Maximum amount according to compensation plan	5,609,855	41,089,772	-	46,699,627
Amount provided for in compensation plan in case the targets are met	2,337,440	16,834,535	-	19,171,975
Amount effectively recognized in the income statement for the fiscal year	1,122,565	6,955,545	-	8,078,110

Variable compensation – fiscal year ended on 12/31/2018
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.67	5.58	29.25
No. of members receiving compensation	1.00	10.67	0.00	11.67
Bonus	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	504,674	2,782,303	-	3,286,977
Maximum amount according to compensation plan	4,249,890	23,429,920	-	27,679,810
Amount provided for in compensation plan in case the targets are met	3,162,886	15,499,729	-	18,662,615
Amount effectively recognized in the income statement for the fiscal year	469,575	2,344,266	-	2,813,841

As shown in the tables of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for purposes of this item 13.3.

Note: The alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

105

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Board of Officers in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Option Plan

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADR based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 560 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such lock-up terms. The Share Appreciation Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, amended by the Extraordinary Shareholders’ Meeting held on April 24, 2020, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract.

106

Under the Stock Plan, the participants may receive up to 3.0% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights encourage the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

In addition, the Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Plans and the Share Appreciation Rights incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons. In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, at the end of the respective grace periods, when the beneficiaries become owners of the shares of the Company, they will also have the right to receive dividends. Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share on the results to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares. Therefore, the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

107

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable lock-up period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets for a term of two to ten years (depending on the program).

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

The Option Plan does not provide for a maximum number of options potentially covered by the plan. Nevertheless, the Stock Plan provides for that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock.

On December 31, 2020, the maximum number of shares covered by options not yet exercised, in relation to the members of the Board of Officers and the Board of Directors, totaled 14,612,572 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan.

g. maximum number of options to be granted:

The Option Plan does not provide the maximum number of options potentially covered by the plan, it being incumbent upon the Board of Directors to establish the options upon the approval of each program.

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in the second paragraph of item “f” above”. On December 31, 2020, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 14,612,572 options within the scope of all programs in the Option Plan.

This item does not apply to the Stock Plan and the Share Appreciation Rights incentive.

h. conditions to acquire shares:

In the Company’s programs named Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1 and 2021.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant,, the exercise price of the options must be paid on demand (or within five business days), although the delivery of a substantial part of the shares acquired is contingent upon continued employment of the beneficiary with the Company for a term of two to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

108

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1 and 2021.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the lock-up period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1 and 2021.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date. The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2 the delivery of Restricted Shares will be made after the vesting period of three to five years, as the case may be.

k. form of settlement:

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of three to five years, as the case may be. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

l. restrictions to the transfer of shares:

In the Programs 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1 and 2021.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

109

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

Programs (Option Plan)

- Programs 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

110

- Programs 2014.1, 2015.1, 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1 and 2021.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

111

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Appreciation Rights shall be canceled and terminated by operation of law; and (b) severance between 5 and 10 years of grant date anniversary: - the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1, 2019.1, 2019.3, 2020.1 and 2021.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the program, will remain in effect.

112

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if the severance occurred 24 months after the stock grant date and the participant has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.3: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance has occurred before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable remuneration (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the participant on the date of severance multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

113

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.4: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance (1) by direct termination without case, or (2) after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs in less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance of a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance has occurred after 24 months from the shares grant date, the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

114

- Program 2019.6: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the case of (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3A and 2020.8: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

115

In case of death: the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability: the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.3B: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: (i) severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the grant and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.5: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the case of death, in which the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

116

13.5 In relation to share-based payments made to the Board of Directors and Board of Officers recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year 12/31/2021 (*)

	Board of Directors	Board of Officers
No. of Members	13.00	13.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0394%	0.0535%

(*) Based on the best estimate of the Company's management based on data for the fiscal year ended in 2020.

Share-based compensation – fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
No. of Members	13.00	11.77
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	2.13	6.61
(d) Options expired during the fiscal year	N/A	5.80
Potential dilution upon exercise of all options granted	0.0394%	0.0535%

Share-based compensation – fiscal year ended on 12/31/2019

	Board of Directors	Board of Officers
No. of Members	13.00	10.92
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	14.51	13.69
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	10.66
(d) Options expired during the fiscal year	N/A	0.00
Potential dilution upon exercise of all options granted	0.0517%	0.0760%

117

Share-based compensation – fiscal year ended on 12/31/2018

Body	Board of Directors	Board of Officers
No. of Members	13.00	10.67
No. of members receiving compensation	10.00	10.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.62	11.64
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	6.26	11.35
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0414%	0.0923%

Note: The alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

118

For each grant recognized in income for the past three fiscal years and the current fiscal year

Current Fiscal Year (*)	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/01/2017	12/01/2017	12/03/2018	12/03/2018
Number of Options Granted	554,550	839,269	498,976	1,168,524	1,057,680	1,104,232
Vesting Period	12/01/2021	12/01/2021	12/01/2022	01/12/2022	12/03/2023	12/03/2023
Term for exercise of the Options	12/01/2026	12/01/2026	12/01/2027	01/12/2027	12/03/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA
Fair value of options on grant date	3,347,631.89	5,066,384.76	3,380,012.82	7.915.463,08	5,567,572.31	5,812,619.61

Current Fiscal Year (*) Cont. I	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	347,315	1,177,659	2,308,768
Vesting Period	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A
Fair value of options on grant date	1,865,198.00	4,759,598.48	9,331,061.59

(*) Based on the best estimate of the Company's management based on data for current fiscal year.

12/31/2020	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/01/2017
Number of Options Granted	583,155	432,352	263,920	640,888	839,269	619,168
Vesting Period	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/01/2022
Term for exercise of the Options	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/01/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,664,391	3,458,186.85	1,991,543.26	3,868,825.36	5,066,384.76	4,194,181.24

119

12/31/2020 Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	1,168,524	858,080	1,104,232	347,315	1,141,452	2,308,768
Vesting Period	12/01/2022	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	12/01/2027	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,915,463.08	4,516,888	5,812,619.61	1,865,198.00	4,613,265.13	9,331,061.59

12/31/02019	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2014	12/01/2014	12/22/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	903,038	418,952	155,045	583,155	385,083	505,918
Vesting Period	12/01/2019	12/01/2019	12/22/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2024	12/22/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	5,501,997	2,552,575.51	944,652.54	4,664,391.41	3,080,103.64	3,817,662.86

12/31/02019 Cont. I	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	640,888	846,178	292,226	454,902	619,168	1,153,375
Vesting Period	12/01/2021	12/01/2021	12/22/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	3,868,825.36	5,108,092.07	1,665,447.22	2,501,834.63	4,194,181.24	7,812,845.29

120

12/31/02019 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019
Number of Options Granted	229,367	550,481	858,080	1,298,165	903,019	1,141,452
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	1,627,748.03	3,906,596.69	4,516,888.33	6,833,472.79	4,849,514.79	4,613,265.13

12/31/02019 Cont. III	Board of Officers
Stock Options
Grant Date	12/02/2019
Number of Options Granted	2,466,103
Vesting Period	12/02/2024
Term for exercise of the Options	12/02/2029
Lock-up Period	N/A
Fair value of options on grant date	9,966,942.96

121

12/31/2018	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	12/02/2013	12/02/2013	12/19/2013	12/01/2014	12/01/2015
Number of Options Granted	715,299	199,325	82,164	323,084	583,155
Vesting Period	12/02/2018	12/02/2018	12/19/2018	12/01/2019	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/19/2023	12/01/2024	12/01/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,830,901.44	1,346,177.51	522,790.35	1,968,474.44	4,664,391.41

12/31/2018 Cont. I	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2015	12/22/2015	12/01/2016	12/22/2016	02/10/2017
Number of Options Granted	569,590	769,838	640,888	292,226	454,902
Vesting Period	12/01/2020	12/22/2020	12/01/2021	12/22/2021	02/10/2022
Term for exercise of the Options	12/01/2025	12/22/2025	12/01/2026	12/22/2026	02/10/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,555,891.15	5,809,206.12	3,868,825.36	1,665,447.22	2,501,834.63

12/31/2018 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/01/2017	02/22/2018	12/03/2018	12/03/2018
Number of Options Granted	619,168	1,661,228	229,367	370,643	1,391,689
Vesting Period	12/01/2022	12/01/2022	02/22/2023	12/03/2023	12/03/2023
Term for exercise of the Options	12/01/2027	12/01/2027	02/22/2028	12/03/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	4,194,181.24	11,252,990.01	1,627,748.03	1,951,045.40	7,325,778.25

* Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

122

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and the Board of Officers are exercised on the base date of the Company’s Reference Form, this is to say, December 31, 2020, and that the Company issues new shares as a result thereof, that is, it does not consider the use of any shares held in treasury. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2020)	Potential dilution if all options are exercised
Board of Directors	11/30/2011	618,805	15,735,117,965	0.00393%
	11/30/2012	479,420	15,735,117,965	0.00305%
	12/02/2013	558,391	15,735,117,965	0.00355%
	12/01/2014	692,520	15,735,117,965	0.00440%
	12/01/2015	583,155	15,735,117,965	0.00371%
	12/01/2016	640,888	15,735,117,965	0.00407%
	12/01/2017	619,168	15,735,117,965	0.00393%
	12/03/2018	858,080	15,735,117,965	0.00545%
	12/02/2019	1,141,452	15,735,117,965	0.00725%
Board of Officers	11/30/2011	360,940	15,735,117,965	0.00229%
	11/30/2011	247,560	15,735,117,965	0.00157%
	12/20/2012	159,180	15,735,117,965	0.00101%
	12/02/2013	270,655	15,735,117,965	0.00172%
	12/19/2013	212,257	15,735,117,965	0.00135%
	12/01/2014	439,930	15,735,117,965	0.00280%
	12/22/2014	265,791	15,735,117,965	0.00169%
	12/01/2015	432,352	15,735,117,965	0.00275%
	12/22/2015	263,920	15,735,117,965	0.00168%
	12/01/2016	839,269	15,735,117,965	0.00533%
	12/01/2017	1,168,524	15,735,117,965	0.00743%
	12/03/2018	1,104,232	15,735,117,965	0.00702%
	02/21/2019	347,315	15,735,117,965	0.00221%
	12/02/2019	2,308,768	15,735,117,965	0.01467%
(1)	When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.
(2)	According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.
123

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2020	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers

Number of members	13.00	11.77	13.00	11.77	11.77	13.00	11.77	11.77	13.00	11.77
No. of members receiving compensation	3	7	3	6	2	4	6	2	6	7
Grant Date	11/30/11	11/30/11	11/30/12	11/30/12	12/20/12	12/02/13	12/02/13	12/19/13	12/01/14	12/01/14
Options not qualified for exercise
Number of Options	618,805.00	360,940.00	479,420.00	247,560.00	159,180.00	558,391.00	270,655.00	212,257.00	692,520.00	439,930.00
Date on which they may be exercised	42,704.00	42,704.00	43,069.00	43,069.00	43,089.00	43,436.00	43,436.00	43,453.00	43,800.00	43,800.00
Maximum term for exercise	44,530.00	44,530.00	44,895.00	44,895.00	44,915.00	45,262.00	45,262.00	45,279.00	45,627.00	45,627.00
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	11.97	11.97	17.20	17.20	17.84	17.56	17.56	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	2.55	2.55	2.97	2.97	2.55	2.72	2.72	3.20	2.68	2.68
Options qualified for exercise
Number of Options	618,805	360,940	479,420	247,560	159,180	558,391	270,655	212,257	692,520	439,930
Maximum term for exercise	11/30/21	11/30/21	11/30/22	11/30/22	12/20/22	12/02/23	12/02/23	12/19/23	12/01/24	12/01/24
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	11.97	11.97	17.20	17.20	17.84	17.56	17.56	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	3.88	3.88	1.93	1.93	1.76	2.18	2.18	2.44	2.68	2.68
Fair value of the total of options on the last day of the fiscal year	2,397,988.50	1,398,711.99	923,189.34	476,710.93	280,812.19	1,219,376.23	591,037.96	517,329.00	1,856,817.59	1.179.561,26

124

12/31/2020 Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers

Number of members	11.77	13.00	11.77	11.77	13.00	11.77	13.00	11.77	13.00	11.77
No. of members receiving compensation	2	7	8	1	6	9	7	9	8	9
Grant Date	12/22/14	12/01/15	12/01/15	12/22/15	12/01/16	12/01/16	12/01/17	12/01/17	12/03/18	12/03/18
Options not qualified for exercise
Number of Options	265,791.00	583,155.00	432,352.00	263,920.00	640,888.00	839,269.00	619,168.00	1,168,524.00	858,080.00	1.104.232,00
Date on which they may be exercised	43,821.00	44,166.00	44,166.00	44,187.00	44,531.00	44,531.00	44,896.00	44,896.00	45,263.00	45,263.00
Maximum term for exercise	45,648.00	45,992.00	45,992.00	46,013.00	46,357.00	46,357.00	46,722.00	46,722.00	47,090.00	47,090.00
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	16.85	18.64	18.64	18.00	17.15	17.15	20.56	20.56	16.92	16.92
Fair value of options on the last day of the fiscal year	2.97	2.55	2.55	2.72	3.20	3.20	2.55	2.55	3.20	3.20
Options qualified for exercise
Number of Options	265,791	583,155	432,352	263,920	640,888	839,269	619,168	1,168,524	858,080	1,104,232
Maximum term for exercise	12/22/24	12/01/25	12/01/25	12/22/25	12/01/26	12/01/26	12/01/27	12/01/27	12/03/28	12/03/28
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	16.85	18.64	18.64	18.00	17.15	17.15	20.56	20.56	16.92	16.92
Fair value of options on the last day of the fiscal year	2.97	2.55	2.55	2.72	3.20	3.20	2.70	2.70	3.73	3.73
Fair value of the total of options on the last day of the fiscal year	789,440.35	1,485,165.67	1,101,104.07	718,355.18	2.051.311,87	2,686,276.64	1,576,882.74	2,975,969.90	2,746,485.64	3.5434.352,66
125

12/31/2020 Cont. II	Board of Officers	Board of Directors	Board of Officers
Number of members	11.77	13.00	11.77
Nº of members receiving compensation	1	8	10
Grant Date	02/21/19	12/02/19	12/02/19
Options not qualified for exercise
Number of Options	347,315.00	1,141,452.00	2,308,768.00
Date on which they may be exercised	45,343.00	45,628.00	45,628.00
Maximum term for exercise	47,170.00	47,454.00	47,454.00
Lock-up Period	N/A	N/A	N/A
Weighted average exercise price	18.15	18.05	18.05
Fair value of options on the last day of the fiscal year	2.68	2.97	2.97
Options qualified for exercise
Number of Options	347,315.00	1,141,452.00	2,308,768.00
Maximum term for exercise	47,170.00	47,454.00	47,454.00
Lock-up Period	N/A	N/A	N/A
Weighted average exercise price	18.15	18.05	18.05
Fair value of options on the last day of the fiscal year	3.51	3.61	3.61
Fair value of the total of options on the last day of the fiscal year	931,237.51	3,390,288.88	6,857,397.84

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

Note: The alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

126

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Board of Officers in the last three fiscal years:

December 31, 2020

	Board of Directors	Board of Officers
No. of members	13.00	11.77
No. of members receiving compensation	3.00	9.00
Options exercised
Number of shares	910,900	241,725
Weighted average exercise price	R$ 2.13	R$ 6.61
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 15,168,174.87	R$ 1,577,049.69
Shares transferred
Number of shares transferred	111,140	78,512
Weighted average acquisition price	18.43	18.43
Difference between the acquisition price and the market value of the shares acquired	-647,946	-457,725

December 31, 2019

	Board of Directors	Board of Officers
No. of members	13.00	10.92
No. of members receiving compensation	2.00	9.00
Options exercised
Number of shares	-	2,681,735
Weighted average exercise price	R$ 0.00	R$ 10.66
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 0.00	R$ 20,537,474.10
Shares transferred
Number of shares transferred	327,562	161,578
Weighted average acquisition price	16.87	16.87
Difference between the acquisition price and the market value of the shares acquired	-1,076,232	-927,683

December 31, 2018

(i)	Board of Directors	Board of Officers
No. of members	13.00	10.67
No. of members receiving compensation	4.00	8.00
Options exercised	-	-
Number of shares	1,392,135	1,551,470
Weighted average exercise price	R$ 6.26	R$ 11.35
Difference between the exercise price and the market value of the shares resulting from the options exercised	17,188,301	14,756,426
Shares transferred	-	-
Number of shares transferred	301,074	91,835
Weighted average acquisition price	17.69	17.69
Difference between the acquisition price and the market value of the shares acquired	1,423,478	434,196

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

Note: The alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

127

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

a. pricing model:

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that price of a share in future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Appreciation Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

- Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount. In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

128

- Programs from 2010 to 2020

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

- Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, as a compensation to the delivery of the shares, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

129

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2018, 2019 and 2020:

OPTION PRICING MODEL

Assumptions	2020
Pricing Model	Hull Binomial
Fair value of options granted	4.04
Share price	18.05
Exercise price	18.05
Expected volatility	22.3%
Vesting (years)	5
Expected dividends	5.0%
Risk-free interest rate	6.8%

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	7.8%

Assumptions	2018(i)
Pricing Model	Hull Binomial
Fair value of options granted	5.62
Share price	18.04
Exercise price	18.04
Expected volatility	26.2%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	9.6%

(i) Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, Option Plan, underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

130

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

131

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body:

Instruments issued by Ambev – 12/31/2020

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	33,369,085	1,158,739	6,191,879	40,719,703
Board of Officers	5,742,699	5,542,394	8,420,693	19,705,786
Fiscal Council	-	-	-	-
Total	39,111,784	6,701,133	14,612,572	60,425,489

Instruments issued by ABI – 12/31/2020

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	4,332,700	545,862	12,945,065	17,823,627
Board of Officers	2,896,481	67,820	4,909,677	7,873,978
Fiscal Council	-	-	-	-
Total	7,229,181	613,682	17,854,742	25,697,605

132

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Board of Officers:

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	13.00	11.77
No. of members receiving compensation	6.00	9.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	3	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 33,125,245.87	R$ 3,944,320.90
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,536,597.05	R$ 681,636.80
Possibility of and conditions to early redemption	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.
133

13.11. Compensation of the Board of Directors, Board of Officers and Fiscal Council in the last three fiscal years:

12/31/2020

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.67	7,895,479.83	298,612.80	1,347,164.51
Fiscal Council	6.00	6.00	457,771.49	228,885.74	286,107.17
Board of Officers	11.58	11.58	16,545,146.98	1,663,351.57	4,564,058.57

12/31/2019

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.00	9,036,710.50	299,839.45	1,790,654.25
Fiscal Council	5.67	5.67	443,492.45	221,746.22	338,452.94
Board of Officers	10.92	10.92	14,170,295.57	3,058,226.62	5,572,957.37

12/31/2018

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.33	8,659,261.70	484,455.99	1,731,069.60
Fiscal Council	5.58	5.58	425,508.48	212,754.24	320,518.21
Board of Officers	10.67	10.67	12,177,219.57	2,120,323.95	3,792,066.84

Notes:

Board of Officers
12/31/2020

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11.77 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2019

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.92 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2018

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.67 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

134

Board of Directors
12/31/2020

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8.67 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2019

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2018

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8,33 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2020	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2019	- It was considered the 2.67 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2018	- It was considered the 2.58 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

Note: The alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

135

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 12.11 of the Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2020 to November 30, 2021, with premium value of approximately US$ 59 mil, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form.

136

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Board of Officers and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2020

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	1,072,656.99	11,675,425.76	8
Fiscal Council	-	-	1,716,643.00	-
Board of Officers	-	-	52,867,011.81	-
Total	6.00	1,072,656.99	66,259,080.58	2

December 31, 2019

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	549,665.45	14,325,234.00	4
Fiscal Council	-	-	1,917,900.00	-
Board of Officers	-	-	60,838,118.00	-
Total	6.00	549,665.45	77,081,252.00	1

December 31, 2018

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	484,455.99	14,425,580.00	3
Fiscal Council	-	-	1,789,560.00	-
Board of Officers	-	-	40,448,713.00	-
Total	5.00	484,455.99	56,663,853.00	1

Note: The alternate members of the Board of Directors are accounted for in the “number of members” included in the tables above.

137

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Board of Officers or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

138

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Board of Officers and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2020 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	95,037,249.60	8,765,417.90	-	103,802,667.50
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2019 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	225,805,583.01	8,546,989.01	-	234,352,572.02
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2018 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	143,434,692.69	4,960,234.61	-	148,394,927.30
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

Note: The alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

139

13.16. Other relevant information:

According to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, which was included in Circular Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP), as of this current fiscal year of 2021, the Company has started to report in item 13.2 of this Exhibit A.IV management’s compensation net of employer’s payroll charges. Therefore, for comparison purposes of the global compensation proposal of the current year with previous years, the Company informs below the employer’s contribution (INSS) to which members of its management and the Fiscal Council are eligible:

Forecast for 2021	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	13.00	13.00	6.00	32.00
No. of members receiving compensation	8.33	13.00	6.00	27.33
INSS	1,355,006.00	3,504,244.00	369,101.00	5,228,352.00

As described in item 13.4 of this Exhibit A.IV, the members of Company’s management are eligible to receive options with immediate exercise and five years lock up. We present in the table below information regarding the restricted shares as open of the Board of Directors and Board of Officers at the end of the last fiscal year.

DEFERRED SHARES

12/31/2020	Board of Directors	Board of Officers	Board of Officers
No. of members	13.00	12.00	12.00
No. of members receiving compensation	2.00	2.00	0.00
Stock Options
Grant date	03/30/2016	03/30/2016	03/30/2017
Number of options granted	74,248	72,576	2,245
Number of shares transferred upon the exercise of options during the lock up period	203,537	293,224	11,227
Lock up period of deferred shares	03/30/2021	03/30/2021	03/30/2022
Weighted average exercise price:	18,250	18,250	17,210
Fair value of deferred shares on exercise date	3,714,550.25	5,351,338.00	193,216.67
Fair value of deferred shares on the last day of the fiscal year	3,185,354.05	4,588,955.60	175,702.55
Dilution after exercise of deferred shares	0.001294%	0.001864%	0.000071%

As described in item 13.4 of this Exhibit A.IV, the members of the Company's management are eligible to receive restricted shares subject to the Share Plan (options with immediate exercise). We present on the table below information on the restricted shares granted to the Board of Directors and to the Board of Officers within the scope of the Share Programs approved by the Board of Directors and with vesting periods still in progress at the end of the last fiscal year:

140

RESTRICTED SHARES

31/12/2020	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Total No. of members	13.00	12.00	13.00	12.00	13.00	12.00	12.00
No. of members receiving compensation	2.00	9.00	1.00	10.00	1.00	10.00	0.00
Stock Options
Grant date	03/29/2018	03/29/2018	03/29/2019	03/29/2019	08/30/2019	08/30/2019	03/30/2020
Number of options granted	67,408	86,238	26,266	98,634	40,078	114,017	8,302
Number of shares transferred upon the exercise of options during the lock up period	278,279	294,111	53,566	529,632	81,803	495,046	370
Lock up period of restricted shares	03/29/2023	03/29/2023	03/29/2024	03/29/2024	08/30/2024	08/30/2024	08/30/2025
Weighted average exercise price:	22,340	22,340	16,830	16,830	19,800	19,800	14,540
Fair value of restricted shares on exercise date	6,216,752.86	6,570,439.74	901,515.78	8,913,706.56	1,619,699.40	9,801,910.80	5,379.80
Fair value of restricted shares on the last day of the fiscal year	4,355,066.35	4,602,837.15	838,307.90	8,288,740.80	1,280,216.95	7,747,469.90	5,790.50
Dilution after exercise of restricted shares	0.001769%	0.001869%	0.000340%	0.003366%	0.000520%	0.003146%	0.000002%

As described in item 13.4 of this Exhibit A.IV, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply the issue of shares and, consequently, a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2020	Board of Officers	Board of Officers	Board of Officers	Board of Officers
No. of members receiving compensation	1.00	1.00	2.00	2.00
Grant date	12/20/2012	12/22/2014	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	73,313	97,420	377,612	377,611
Share quotation on grant date	17.84	15.95	18.00	18.00
Lock up period regarding share appreciation rights	12/20/2022	12/22/2024	12/22/2020	12/22/2025

Note: The alternate members of the Board of Directors and of the Fiscal Council are accounted for in the “number of members” included in the tables above.

* * *

141

Exhibit B.I – Report on the Changes to the company’s bylaws

(as exhibit 11 of CVM Instruction 481/09)

CURRENT ARTICLES OF THE BYLAWS	PROPOSED CHANGES (IN MARKS)	JUSTIFICATION
CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION
Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.	Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by a joint resolution of ~~its Board of Directors~~ the Chief Financial and Investor Relations Officer and the Legal Vice President Officer, for achievement of the Company’s purposes.	Amendment to reflect change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies, anywhere in Brazil or abroad, with the goal of providing agility and efficiency to the Company's management, replacing the Board of Directors’ duty by the joint performance of the Chief Financial and Investor Relations Officer and the Legal Vice President Officer.
142

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

(…)

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

(…)

m) the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, ~~as well as apparatus, machinery, equipment,~~ and of anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages, as well as the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment;

(…)

h) the advertising of products belonging to it and to third parties, including agency of advertising space and the production, trading or rental of promotional and advertising materials, as well as the rendering of information and internet content services and business intermediation;

i) the promotion and intermediation of financial services’ and payments’ offers, and the rendering of technical, market and administrative assistance services and other services at all times directly or indirectly related to the core activities of the Company;

(…)

m) the contracting, sale and/or distribution of ~~its~~ products (owned by the Company, any ~~and the products~~ of its controlled companies or third parties), either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes, as well as the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties and cargo transportation in general;

(…)

o) generation and trading of energy and equipment required for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy, related, directly or indirectly, to the core activities of the Company;

p) collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties; the reuse of such waste, in its transformation cycle or any other productive cycles of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities.

Details of the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to the production and distribution of beverages and food.

The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities to those already performed by the Company, being compatible with its purposes and, therefore, if approved, will not authorize shareholders to withdraw under the terms of articles 136, item VI, and 137, item I, of Law 6,404 / 76.

CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES
Article 5 – The capital stock is of R$ 57,899,072,773.68, divided into 15,735,117,965 nominative common shares, without par value.	Article 5 – The capital stock is of R$ ~~57,899,072,773.68~~57.973.874.024,26, divided into ~~15,735,117,965~~15.739.243.302 nominative common shares, without par value.	Amendment to reflect the capital increases approved by the Company's Board of Directors, within the authorized capital limit until the date of the General Meeting.
143

CHAPTER IV MANAGEMENT OF THE COMPANY	CHAPTER IV MANAGEMENT OF THE COMPANY
SECTION I BOARD OF DIRECTORS	SECTION I BOARD OF DIRECTORS

Article 21 – The Board of Directors shall resolve on the matters listed below:

(…)

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

Article 21 – The Board of Directors shall resolve on the matters listed below:

(…)

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership, that involves (i) an amount greater than five hundredths percent (0.05%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet, considered per individual transaction; or (ii) any amount, once it is verified that the series of transactions with an amount equal to or lower than the amount referred in item (i) has reached, within the same fiscal year, the global limit of seventy-five hundredths percent (0.75%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet;

Amendment to specify the competence of the Board of Directors regarding the decision on the participation of the Company in other companies, as well as on any participation in other ventures, including through a consortium or special partnership. By restricting the performance of the Board of Directors, the Company intends to promote greater operational efficiency and agility to the decision-making process, while preserving the submission of transactions with a material amount to the collegiate body composed of the representatives elected by the General Meeting.

* * *

144

“BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

 Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by a joint resolution of ~~its Board of Directors~~the Chief Financial and Investor Relations Officer and the Legal Vice President Officer, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)	the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, ~~as well as apparatus, machinery, equipment,~~ and of anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages, as well as the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment;

c)	the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)	the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

145

g)	the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)	the advertising of products belonging to it and to third parties, including agency of advertising space and the production, trading or rental of promotional and advertising materials, as well as the rendering of information and internet content services and business intermediation;

i)	the promotion and intermediation of financial services’ and payments’ offers, and the rendering of technical, market and administrative assistance services and other services at all times directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	~~k)~~ the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)	the contracting, sale and/or distribution of ~~its~~ products (owned by the Company, any ~~and the products~~ of its controlled companies or third parties), either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes, as well as the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties and cargo transportation in general;

n)	printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base;

o)	generation and trading of energy and equipment required for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy, related, directly or indirectly, to the core activities of the Company;

p)	collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties; the reuse of such waste, in its transformation cycle or any other productive cycles of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities.

146

Sole Paragraph – Additionally to the provisions of the caption of this article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$ 57,973,874,024.26 ~~57,899,072,773.68~~, divided into 15,739,243,302 ~~15,735,117,965~~ nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may also, within the limit of the authorized capital, (i) based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control; (ii) approve the capital increase by capitalizing profits or reserves, with or without the issuance of new shares; and (iii) resolve on the issuance of subscription bonus or debentures convertible into shares.

147

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by the Chairman or one of the Co-Chairmen of the Board of Directors, as applicable, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

148

Paragraph 3 – The Board of Directors will be composed, in its majority, by external members, that is, directors without current, employment or management relationship, with the Company, who may or may not be considered independent members, observed the provisions of paragraph 5 of this article 15.

Paragraph 4 – The offices of Chairman or Co-Chairmen of the Board of Directors, as applicable, and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 5 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)	he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;
b)	he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);
c)	he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company, in all cases in magnitude which implies in the loss of independence;
d)	he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company, as per item (c) above;
e)	he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company;
f)	he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 6 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of five (5) to eleven (11) sitting members, with two (2) to eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

149

Paragraph 1- Subject to the caption of this article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have one Chairman or two (2) Co-Chairmen, as defined by the vote of the majority of its members, and, in the case of Co-Chairmen, this must be done in a shared manner, with both Co-Chairmen having identical prerogatives and duties. The Chairman or Co-Chairmen of the Board of Directors, as applicable, will be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by the Chairman or any of its Co-Chairmen, as applicable, or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

150

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, neither the Chairman nor any of the Co-Chairmen, as applicable, shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;
b)	approve the annual investment budget of the Company;
c)	approve the three-year strategic plan of the Company;
d)	elect and dismiss the Company's Officers, and set their attributions;
e)	supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;
f)	attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;
g)	define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;
h)	appoint the Company's independent auditors;
i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;
151

j)	provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;
k)	submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;
l)	call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;
m)	approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;
n)	approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;
o)	approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;
p)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except (i) for the agreements entered into between the Company and its fully controlled companies, or (ii) in the event of licensing of brands to be used in gifts, accessory materials connected to such brands, or disclosure in events, or yet (iii) for agreements in which the licensing of brands is an accessory element to the execution of its main purpose (provided they do not depend on the approval of the Board of Directors for any other reason provided in this article 21);
q)	approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;
r)	approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions, except in the case of agreements entered into between the Company and its fully controlled companies;
s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership, that involves (i) an amount greater than five hundredths percent (0.05%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet, considered individual transaction; or (ii) any amount, once it is verified that the series of transactions with an amount equal to or lower than the amount referred in item (i) has reached, within the same fiscal year, the global limit of seventy-five hundredths percent (0.75%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet;
152

t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;
u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;
v)	resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;
w)	resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76
x)	authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;
y)	perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and
z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Commercial Vice President Officer, (iii) one shall be the Sales Vice President Officer, (iv) one shall be the People and Management Vice President Officer, (v) one shall be the Logistics Vice President Officer, (vi) one shall be the Marketing Vice President Officer, (vii) one shall be the Industrial Vice President Officer, (viii) one shall be the Chief Financial and Investor Relations Officer, (ix) one shall be the Legal Vice President Officer, (x) one shall be the Non-Alcoholic Beverages Vice President Officer, (xi) one shall be the Compliance Vice President Officer, and (xii) one shall be the Information Technology Vice President Officer and (xiii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

153

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)	submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)	formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)	supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)	coordinate and oversee the activities of the Board of Executive Officers; and

e)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the Commercial Vice President Officer’s responsibility to:

a) be responsible for the direction, strategic planning and control of the Company's sales and marketing areas; and

154

b)  exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the Sales Vice President Officer’s responsibility to:

a)	develop the strategic sales planning of the Company;

b)	be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 – It is the People and Management Vice President Officer’s responsibility to:

a)	organize and manage the Company’s human resources; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 - It is the Logistics Vice President Officer’s responsibility to:

a)	establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 - It is the Marketing Vice President Officer’s responsibility to:

a)	be responsible for the direction, planning and control of the marketing area of the Company; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Industrial Vice President Officer’s responsibility to:

a)	manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)	manage and respond for the budget control of the Company;

b)	provide managerial and financial information;

c)	be responsible for the control over the cash flow and financial investments of the Company;

155

d)	provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to B3 S.A. - Brasil, Bolsa, Balcão;

e)	maintain the registration of the Company as an openly held company updated; and

f)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 - It is the Legal Vice President Officer responsibility to:

a)	establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b)	be responsible for the Company’s corporate documents; and

c)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Non-Alcoholic Beverages Vice President Officer’s responsibility to:

a)	coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Compliance Vice President Officer’s responsibility to:

a)	implement, manage and operationalize the Company's compliance program, ensuring compliance, effectiveness and continuous improvement;

b)	investigate any allegations of violations to the Company's compliance program; and

c)	exercise the other prerogatives conferred upon it by the Board of Directors.

Paragraph 1 – It is granted to the Compliance Vice-President Officer, in the exercise of his/her duties, direct access to the Board of Directors.

Article 35 – It is the Information Technology Vice President Officer’s responsibility to:

a)	respond for the direction, planning and control of the information technology sector of the Company; and

b)	exercise the other prerogatives conferred upon it by the Board of Directors.

Article 36 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

156

Article 37 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 38 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3  - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of article 15 of these By-laws apply to the members of the Fiscal Council.

Article 39 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

157

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 40 – The fiscal year shall have the duration of one year and shall end on the last day of December of each year.

Article 41 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 42 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

158

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)	from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)	an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 43 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 44 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder and shall revert to the benefit of the Company.

Article 45 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

159

Article 46 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

***

* These Bylaws were approved at the Company's Ordinary and Extraordinary Shareholders' Meeting held on April 29~~4~~, 2021~~0~~.

160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer